SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated January 26, 2016

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Enclosure: Prospectus dated January 26, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name:	Dan Fitz
Title:	Company Secretary

Date: January 26, 2016

This document comprises a prospectus (this “Prospectus”) for the purposes of Article 3 of European Union Directive 2003/71/EC, as amended (the “Prospectus Directive”) relating to BT Group plc (“BT”, “BT Group” or the “Company”) prepared in accordance with the Prospectus Rules of the Financial Conduct Authority (the “FCA”) made under section 73A of the Financial Services and Markets Act 2000 (the “FSMA”). This Prospectus will be made available to the public in accordance with the Prospectus Rules.

Application has been made to the FCA for the Consideration Shares (as defined herein) to be admitted to the premium listing segment of the Official List of the FCA (the “Official List”) and to London Stock Exchange plc (the “London Stock Exchange”) for the Consideration Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities (the “Main Market”) (together, “Admission”). It is expected that Admission will become effective at 8:00 a.m. on 29 January 2016. No application is currently intended to be made for the Consideration Shares to be admitted to listing or dealt with on any other exchange. The Consideration Shares issued by the Company will rank pari passu in all respects with the existing ordinary shares of the Company.

All of the Consideration Shares in connection with the Acquisition (as defined herein) are to be issued to the Sellers (as defined herein). The Consideration Shares have not been marketed to, nor are they available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere. This Prospectus is not an offer or invitation to the public to subscribe for or purchase ordinary shares of the Company (“Ordinary Shares”) but is issued solely for the purposes of Admission.

The directors of the Company, whose names appear on page 27 of this Prospectus (the “Directors”), the Proposed Director (as defined herein) and the Company accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Directors, the Proposed Director and the Company (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

This Prospectus should be read in its entirety. See Part 1 (Risk Factors) for a discussion of certain risks relating to the Group’s business, the Enlarged Group (as defined herein) following the Acquisition and the Ordinary Shares.

BT Group plc

(Incorporated in England & Wales with registered no. 4190816)

Application for admission of 1,594,900,429 Consideration Shares to the premium listing segment of the Official List and to trading on the Main Market of the London Stock Exchange

Sponsor

J.P. Morgan Cazenove

ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

Issued and fully paid
Number	Nominal Value
9,968,127,681	£498,406,384.05

J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for the Company and no one else in connection with Admission. J.P. Morgan Cazenove will not regard any other person (whether or not a recipient of this Prospectus) as a client in relation to Admission and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to Admission or any transaction, matter, or arrangement referred to in this Prospectus.

Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by the FSMA or the regulatory regime established thereunder or under the regulatory regime of any other applicable jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither J.P. Morgan Cazenove nor any of its affiliates accepts any responsibility whatsoever for the contents of this Prospectus including its accuracy, completeness and verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Consideration Shares, the Ordinary Shares or Admission. J.P. Morgan Cazenove and its affiliates accordingly disclaim, to the fullest extent permitted by applicable law, all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this Prospectus or any such statement. No representation or warranty, express or implied, is made by J.P. Morgan Cazenove or any of its affiliates as to the accuracy, completeness, verification or sufficiency of the information set out in this Prospectus, and nothing in this Prospectus will be relied upon as a promise or representation in this respect, whether or not to the past or future.

The distribution of this Prospectus in certain jurisdictions may be restricted by law and therefore persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions in relation to the Consideration Shares or this Prospectus, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this Prospectus in any country or jurisdiction where action for that purpose is required. Accordingly, this document may not be distributed or published in any Restricted Jurisdiction or any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

This Prospectus does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities by any person in any circumstances in which such offer or solicitation is unlawful.

The Consideration Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”). The Consideration Shares may not be offered or sold, and this Prospectus may not be distributed, directly or indirectly within the United States or to US Persons (as defined in Regulation S under the Securities Act). Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of the Consideration Shares or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

This Prospectus is dated 26 January 2016.

i

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These Elements are numbered in Sections A-E (A.1 — E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of “not applicable”.

SECTION A — INTRODUCTION AND WARNINGS

A.1	Warning
This summary should be read as an introduction to this Prospectus.

Any decision to invest in the securities should be based on consideration of this Prospectus as a whole by the investor. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating this Prospectus before the legal proceedings are initiated.

Civil liability attaches only to those persons who have tabled the summary including any translation thereof, and applied its notification, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in such securities.

A.2	Subsequent resale of securities or final placement of securities through financial intermediaries

Not applicable. No consent has been given by the Company or any person responsible for drawing up this Prospectus to the use of this Prospectus for subsequent resale or final placement of securities by financial intermediaries.

SECTION B — ISSUER

B.1	Legal and commercial name
BT Group plc (“BT”, “BT Group” or the “Company”, and including its subsidiaries and subsidiary undertakings from time to time, the “Group”).

B.2	Domicile and legal form

BT is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The Company re-registered as a public limited company and changed its name to BT Group plc on 11 September 2001.

B.3	Current operations and principal activities
The Company is the listed holding company for an integrated group of businesses that provide communications solutions and services in the United Kingdom and globally.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

B.4a	Significant recent trends affecting the Group and the market in which it operates

The fibre broadband market is growing well and the Group continues to invest heavily to help the United Kingdom remain a broadband leader among major European nations. The Group’s open access fibre broadband network has passed more than 24 million premises, and the Group is aiming to get ultrafast broadband to ten million premises by the end of 2020. Market-wide demand for fibre remains strong with fibre net additions up 21 per cent. in the three months ended 30 September 2015 as the Group hit the five million milestone for homes and businesses connected.

There has been good demand for BT Sport Europe and the Group added a record number of BT TV customers in the three months ended 30 September 2015. BT Sport Europe helped drive a seven per cent. increase in BT Consumer revenue.

Mobile is another growth area and, as at the date of this Prospectus, the consumer customer base stands at well above 200,000.

In business markets, the Group’s UK performance has been impacted by the continued decline in public sector revenue and the fall in business line volumes, as customers move to data and VoIP services. In the three months to 30 September 2015, these effects were partly offset by good growth in Asia, the Middle East and Africa and also in Continental Europe.

B.5	Group structure
BT is the ultimate parent company of the Group, which comprises BT and its subsidiaries and subsidiary undertakings from time to time.

B.6	Notifiable interests
Immediately following Admission, Deutsche Telekom Group’s and Orange Group’s share of the issued share capital of the Company will be as follows:

	Immediately following Admission
Shareholders	Number of Shares	Percentage of issued share capital
T-Mobile Holdings Limited(1)	1,196,175,322	12%
Orange Telecommunications Group Limited(2)	398,725,107	4%

(1) T-Mobile Holdings Limited is the entity within the Deutsche Telekom Group that will receive the Deutsche Telekom Group’s share of the Consideration Shares.
(2) Orange Telecommunications Group Limited is the entity within the Orange Group that will receive the Orange Group’s share of the Consideration Shares.

As at the close of business on 21 January 2016 (the “Latest Practicable Date”), insofar as is known to the Company, no person other than those listed below was interested, directly or indirectly, in 3 per cent. or more of the issued share capital of the Company:

	Immediately prior to Admission		Immediately following Admission
Shareholders	Number of Shares	Percentage of issued share capital	Number of Shares	Percentage of issued share capital
BlackRock	690,351,975	8.25%	690,351,975	6.93%
Invesco Perpetual	320,360,575	3.83%	320,360,575	3.21%
Legal & General Investment Management	277,376,327	3.32%	277,376,327	2.78%

Insofar as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

None of the major Shareholders referred to above has different voting rights from any other Shareholder.

B.7	Historical financial information

The selected financial information set out below has been extracted without material adjustment from the historical financial information relating to the Group published in the Results for the Half Year Ended 30 September 2015, the Annual Report & Form 20-F 2015, the Annual Report & Form 20-F 2014 and the Annual Report & Form 20-F 2013.

Summarised consolidated income statement

Six months ended 30 September 2015	Before specific items		Specific items(1)	Total
	(unaudited)
	(£ millions)
Revenue	8,659		160	8,819
Operating profit	1,640		(13)	1,627
Net finance expense	(244)		(113)	(357)
Profit before tax	1,400		(126)	1,274
Profit for the period	1,139		(103)	1,036

Earnings per share
Basic	13.6	p		12.4	p
Diluted	13.5	p		12.3	p

Six months ended 30 September 2014	Before specific items		Specific items(1)	Total
	(unaudited)
	(£ millions)
Revenue	8,737		58	8,795
Operating profit	1,615		(98)	1,517
Net finance expense	(288)		(146)	(434)
Profit before tax	1,328		(219)	1,109
Profit for the period	1,064		(177)	887

Earnings per share
Basic	13.4	p		11.2	p
Diluted	13.2	p		11.0	p

Year ended 31 March 2015	Before specific items		Specific items(1)	Total
	(audited)
	(£ millions)
Revenue	17,851		128	17,979
Operating profit	3,733		(253)	3,480
Net finance expense	(560)		(299)	(859)
Profit before taxation	3,172		(527)	2,645
Profit for the year	2,541		(406)	2,135

Earnings per share
Basic	31.5	p		26.5	p
Diluted	31.0	p		26.1	p

Year ended 31 March 2014	Before specific items		Specific items(1)	Total
	(audited)
	(£ millions)
Revenue	18,287		–	18,287
Operating profit	3,421		(276)	3,145
Net finance expense	(591)		(235)	(826)
Profit before taxation	2,827		(515)	2,312
Profit for the year	2,214		(196)	2,018

Earnings per share
Basic	28.2	p		25.7	p
Diluted	26.9	p		24.5	p

Year ended 31 March 2013	Before specific items		Specific items(1)	Total
	(audited)
	(£ millions)
Revenue	18,339		(236)	18,103
Operating profit	3,300		(352)	2,948
Net finance expense	(653)		(119)	(772)
Profit before taxation	2,656		(341)	2,315
Profit for the year	2,059		(111)	1,948

Earnings per share
Basic	26.3	p		24.8	p
Diluted	25.1	p		23.7	p

(1)      The Group’s income statement and segmental analysis separately identify trading results before specific items. The Directors believe that presentation of the Group’s results in this way is relevant to an understanding of the Group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the Group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Summarised consolidated statement of financial position

	At 30 September		At 31 March
	2015	2014	2015	2014	2013
	(unaudited)		(audited)
	(£ millions)		(£ millions)
Intangible assets	3,076	3,051	3,170	3,087	3,258
Property, plant and equipment	13,607	13,627	13,505	13,840	14,153
Other non-current assets	2,787	2,333	3,045	2,265	2,794

Total non-current assets	19,470	19,011	19,720	19,192	20,205
Current assets	5,943	5,529	7,471	5,706	4,674

Current liabilities	6,725	7,052	7,708	7,687	7,604

Current assets less current liabilities	(782)	(1,523)	(237)	(1,981)	(2,930)

Total assets less current liabilities	18,688	17,488	19,483	17,211	17,275

Loans and other borrowings	7,407	7,564	7,868	7,941	8,277
Retirement benefit obligations	6,958	7,296	7,583	7,022	5,856
Other non-current liabilities	3,217	2,993	3,224	2,840	3,404

Total non-current liabilities	17,582	17,853	18,675	17,803	17,537

Equity
Ordinary shares	419	408	419	408	408
Share premium	1,051	62	1,051	62	62
Own shares	(67)	(83)	(165)	(829)	(832)
Other reserves	1,469	1,400	1,485	1,447	1,790
Retained loss	(1,766)	(2,152)	(1,982)	(1,680)	(1,690)

Total equity (deficit)	1,106	(365)	808	(592)	(262)

Summarised consolidated statement of cash flows

	Six months ended 30 September
	2015	2014
	(unaudited)
	(£ millions)
Cash generated from operating activities(1,2)	1,599	2,114
Income taxes paid	(64)	(231)

Net cash inflow from operating activities	1,535	1,883
Net cash generated from (used in) investing activities	993	(405)
Net cash used in financing activities	(2,461)	(1,532)

Net increase (decrease) in cash and cash equivalents	67	(54)

Opening cash and cash equivalents	407	684
Net increase (decrease) in cash and cash equivalents	67	(54)
Effect of exchange rate changes	(5)	1

Closing cash and cash equivalents(3)	469	631

(1) Having made pension deficit payments of £625 million for the half year to 30 September 2015 (HY 2014/15: £nil).
(2) Includes cash flows relating to TV programme rights.
(3) Net of bank overdrafts of £16 million (30 September 2014: £17 million).

	Year ended 31 March
	2015	2014	2013
	(audited)
	(£ millions)
Cash generated from operating activities(1,2)	5,105	5,143	5,359
Income taxes paid	(309)	(347)	(64)

Net cash inflow from operating activities	4,796	4,796	5,295
Net cash outflow from investing activities	(4,064)	(3,600)	(2,424)
Net cash used in financing activities	(1,028)	(1,392)	(2,271)

Net (decrease) increase in cash and cash equivalents	(296)	(196)	600

Opening cash and cash equivalents(3)	684	919	323
Net (decrease) increase in cash and cash equivalents	(296)	(196)	600
Effect of exchange rate changes	19	(39)	(4)

Closing cash and cash equivalents(3)	407	684	919

(1) Having made pension deficit payments of £876 million (2013/14: £325 million, 2012/13: £325 million).
(2) Includes cash flows relating to TV programme rights.
(3) Net of bank overdrafts of £27 million (2013/14: £11 million, 2012/13: £5 million).

Current Trading and Prospects

Since 30 September 2015, the date of the Group’s most recent financial statements, the Group has seen strong demand for fibre broadband from both its own retail customers and those served by other service providers. It has also seen good demand for its range of consumer products. The Group is pleased with its revenue performance, and has continued to make good progress towards its goal of sustainable profitable revenue growth. At the same time, it continues to invest in the business, including marketing its BT Mobile proposition, and remains on track to achieve its profit forecast for the full year.

Six months ended 30 September 2015 as compared to the six months ended 30 September 2014

Reported revenue of £8,819 million was flat. This included £160 million of ladder pricing transit revenue relating to previous years which the Group has treated as a specific item. In the previous year, revenue included a specific item benefit of £58 million relating to ladder pricing agreements. Against the previous year, the Group had a £101 million negative impact from foreign exchange movements, a £57 million reduction in transit revenue and a £6 million negative impact from disposals.

Operating profit before specific items increased by 2 per cent. following reductions of 1 per cent. in operating costs. Cost reductions in net labour costs, payments to telecommunications operators,

depreciation and amortisation and network operating and IT costs were offset by higher programme rights charges primarily reflecting the launch of BT Sport Europe.
Net finance expense before specific items was £244 million, down £44 million primarily due to lower net debt.

Reported profit before tax was £1,274 million, up 15 per cent. Profit after tax was £1,036 million, up 17 per cent. The effective tax rate on the profit before specific items was 18.6 per cent., compared to 19.9 per cent. in the six months ended 30 September 2014.

Net debt was £5,919 million at 30 September 2015. In the six months ended 30 September 2015, reported cash flows from operating activities of £1,535 million and £993 million from investing activities, which included proceeds of £83 million from the exercise of employee share options, were offset by net cash used in financing activities of £2,461 million, including payments of £705 million on dividends and a cash cost of £250 million on the Group’s share buyback programme for the purchase of 54 million shares.

The IAS 19 net pension position at 30 September 2015 was a deficit of £5.6 billion net of tax (£7.0 billion gross of tax) compared with £6.1 billion net of tax (£7.6 billion gross of tax) at 31 March 2015. The fall in the deficit primarily reflects a £625 million deficit payment made in April 2015. Despite this contribution, asset values declined due to market conditions, with this being offset by a reduction in the liabilities due to a higher real discount rate.

The 2014/15 financial year as compared to the 2013/14 financial year

Reported revenue of £17,979 million was down 2 per cent. This included a revenue specific item of £128 million being the prior year impacts of ladder pricing agreements with UK mobile operators following a Supreme Court judgment in 2014/15. Against the previous year, the Group had a £231 million negative impact from foreign exchange movements, a £119 million reduction in transit revenue and an £8 million negative impact from disposals.

Operating profit before specific items increased by 9 per cent. following reductions of 5 per cent. in operating costs. Cost reductions in net labour costs, payments to telecommunications operators, depreciation and amortisation and other costs were offset by higher programme rights charges reflecting a full year of BT Sport. Reported operating costs also included specific items of £381 million, compared to £276 million in the prior year.

Net finance expense before specific items was £560 million, down 5 per cent. due to lower net debt.

Reported profit before tax was £2,645 million, up 14 per cent. Profit after tax was £2,135 million, up 6 per cent. The effective tax rate on the profit before specific items was 19.9 per cent., compared to 21.7 per cent. in the prior year.

In the year ended 31 March 2015 strong cash generation of the Group and proceeds of £1,000 million from the share placing supporting the planned acquisition of EE were offset by £876 million of pension deficit payments, dividend payments of £924 million and a share buyback of 80 million shares for £320 million.

At 31 March 2015 the Group held cash, cash equivalents and current investment balances of £4.0 billion. The Group also has a £1.5 billion committed facility, and a £3.6 billion committed acquisition facility to be used for the EE transaction, both of which were undrawn at 31 March 2015. Out of total gross debt (net of the effect of hedging and interest) of £9.1 billion, £1.7 billion was repayable in 2015/16. During the year the Group issued a Eurobond amounting to £0.8 billion and repaid maturing term debt of £1.2 billion.

The IAS 19 net pension position at 31 March 2015 was a deficit of £6.1 billion net of tax (£7.6 billion gross of tax), compared with £5.6 billion (£7.0 billion gross of tax) at 31 March 2014. A significant fall in the IAS19 real discount rate, from 0.97 per cent. at 31 March 2014 to 0.39 per cent., resulted in a higher value being placed on the liabilities. This more than offset an increase in the assets from positive investment returns and deficit payments of £876 million.

On 12 February 2015, the Group issued 222,000,223 ordinary shares of 5p at 455p per share, raising £1,000 million net of issue costs. Share capital increased by £11 million and share premium by £989 million.

The 2013/14 financial year as compared to the 2012/13 financial year

Reported revenue of £18,287 million was up 1 per cent. Against the previous year, the Group had a £176 million reduction in transit revenue, a £2 million positive impact from foreign exchange movements and a £26 million positive net impact from acquisitions and disposals.

Operating profit before specific items was up 4 per cent. following operating cost reductions of 1 per cent. Cost reductions in payments to telecommunications operators, net labour costs, depreciation and amortisation, property and energy and other costs were offset by BT Sport programme rights charges. Reported operating costs also included specific items of £276 million (2012/13: £116 million).

Net finance expense before specific items was £591 million, down £62 million due to debt reduction and a lower average cost of debt.

Reported profit before tax was flat at £2,312 million. Profit after tax was £2,018 million, up 4 per cent. The effective tax rate on the profit before specific items was 21.7 per cent., compared to 22.5 per cent. in 2012/13.

In the year ended 31 March 2014 strong cash generation of the business was offset by £325 million of pension deficit payments, a share buyback cost of £302 million for 86 million shares and dividend payments of £778 million. At 31 March 2014 the Group had cash, cash equivalents and current investment balances of £2.5 billion and available facilities of a further £1.5 billion.

Out of total gross debt (net of the effect of hedging and interest) of £9.5 billion, £1.7 billion was repayable in 2014/15. During the year the Group issued three US dollar bonds amounting to £1.2 billion and repaid maturing term debt of £0.3 billion.

The IAS 19 net pension position at 31 March 2014 was a deficit of £5.6 billion net of tax (£7.0 billion gross of tax), compared with £4.5 billion (£5.9 billion gross of tax) at 31 March 2013. The increase in the deficit over the year mainly reflected low investment returns of 0.6 per cent., which were below the IAS 19 discount rate of 4.25 per cent.

On 1 August 2013 the group acquired 100 per cent. of the issued share capital of ESPN Global Limited, together with certain trademarks, licences and programme rights. The purchase was made for consideration of £30 million. Intangible assets of £14 million and goodwill of £15 million were recognised.

B.8	Pro forma financial information

Selected key unaudited pro forma financial information for the Group is set out below. The unaudited pro forma income statement and pro forma statement of net assets have been prepared to illustrate the effect of the proposed acquisition by BT of EE (the “Acquisition”) on the income statement of BT as if it had taken place on 1 April 2014, and on the net assets of BT as if it had taken place on 30 September 2015.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Group’s financial position or results of operations actually would have been if the Acquisition had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or financial position at any future date. It does not reflect the results of any purchase price allocation exercise as this will be conducted following the Acquisition. The pro forma financial information has been prepared for illustrative purposes only in accordance with Annex II of the Prospectus Directive.

Unaudited pro forma income statement

		Adjustments
	BT for 12 months ended 31 March 2015	EE for 12 months ended 31 December 2014	Finance costs	Acquisition adjustment	Intra-group adjustments	Enlarged Group
	---------------------------------------(£ millions)---------------------------------------
Revenue	17,979	6,327	–	–	(481)	23,825
Operating costs	(14,499)	(6,502)	–	(93)	444	(20,650)

Operating profit / (loss)	3,480	(175)	–	(93)	(37)	3,175
Net finance expense	(859)	(93)	(43)	–	–	(995)

Profit / (loss) before tax	2,645	(273)	(43)	(93)	(37)	2,199
Taxation (expense) / credit	(510)	42	9	–	–	(459)

Profit / (loss) for the period	2,135	(231)	(34)	(93)	(37)	1,740

Unaudited pro forma net assets
		Adjustments
	BT as at 30 September 2015	EE as at 31 December 2014	Acquisition adjustments	Intra-group adjustments	Enlarged Group
	------------------------------------ (£ millions)----------------------------------- -
Non-current assets
Intangible assets	3,076	9,789	2,184	–	15,049
Property, plant and equipment	13,607	2,242	–	–	15,849
Other non-current assets	2,787	284	–	–	3,071

Total non-current assets	19,470	12,315	2,184	–	33,969

Current assets	5,943	1,425	(372)	(47)	6,949
Current liabilities	6,725	2,435	3,289	(121)	12,328

Total assets less current liabilities	18,688	11,305	(1,477)	74	28,590

Non-current liabilities	17,582	2,494	–	–	20,076

Net assets	1,106	8,811	(1,477)	74	8,514

B.9	Profit forecast
On 29 October 2015, BT published its results for the six months ended 30 September 2015, in which BT included the following statement:
“We continue to expect growth in underlying revenue excluding transit in 2015/16 with modest growth in adjusted EBITDA.”

The statement relating to the year ending 31 March 2016 of “modest growth in adjusted EBITDA” constitutes a profit forecast for the purposes of the Listing Rules (the “Profit Forecast”). Adjusted EBITDA in the 2014/15 financial year was £6,271 million. The Directors have considered and confirm that the Profit Forecast remains correct at the date of this Prospectus. The Profit Forecast does not take into account any impact of the Acquisition.

B.10	Qualifications in the audit report on the historical financial information
Not applicable. There are no qualifications to the accountants’ reports on the historical consolidated financial information of BT or EE.

B.11	Insufficient working capital

Not applicable. In the opinion of the Company, taking into account the cash resources and bank facilities available to the Group, the Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of this Prospectus.

SECTION C — SECURITIES

C.1	Type and class of securities

The Company intends to issue 1,594,900,429 new ordinary shares (the “Consideration Shares”) to T-Mobile Holdings Limited (“Deutsche Telekom”) and Orange Telecommunications Group Limited (“Orange”, and together with Deutsche Telekom, the “Sellers”), pursuant to a share purchase agreement entered into on 5 February 2015, as amended (the “Share Purchase Agreement”), between Deutsche Telekom, Deutsche Telekom AG as guarantor of Deutsche Telekom, Orange, Orange SA as guarantor of Orange and BT setting out the terms and conditions governing the Acquisition. The Consideration Shares will represent 16 per cent. of the expected issued ordinary share capital of the Company immediately following Admission.

When admitted to trading, the Consideration Shares will be registered with ISIN number GB0030913577 and SEDOL number 3091357.

C.2	Currency
United Kingdom pounds sterling.

C.3	Issued Share Capital

As at the Latest Practicable Date, the issued share capital of the Company was £418,661,362.60, comprising 8,373,227,252 Ordinary Shares of 5 pence each (all of which were fully paid or credited as fully paid). Immediately following Admission, the issued share capital of the Company is expected to be £498,406,384.05 comprising 9,968,127,681 Ordinary Shares of 5 pence each (all of which will be fully paid or credited as fully paid).

C.4	Rights attaching to the Ordinary Shares

The rights attaching to the Ordinary Shares will be uniform in all respects and they will form a single class for all purposes, including with respect to voting and for all dividends and other distributions thereafter declared, made or paid on the ordinary share capital of the Company.

On a show of hands every Shareholder who is present in person shall have one vote and on a poll every Shareholder present in person or by proxy shall have one vote per Ordinary Share.

C.5	Restrictions on transfer
There are no restrictions on the free transferability of the Ordinary Shares.

C.6	Admission

Applications have been made to the FCA for all of the Consideration Shares to be admitted to the premium listing segment of the Official List of the FCA and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange’s main market for listed securities.

C.7	Dividend policy

The Board declared an interim dividend of 4.4 pence per Ordinary Share for the six months ended 30 September 2015. This compares to an interim dividend of 3.9 pence per Ordinary Share for the six months ended 30 September 2014, representing a 12.8 per cent. increase year-on-year. The final dividend for the year ended 31 March 2015 of 8.5 pence per Ordinary Share was approved at the annual general meeting held on 15 July 2015.

The Company’s policy is to pay a progressive dividend. The Company expects to grow its dividend per share by 10 per cent. to 15 per cent. for the 2015/16 financial year.

SECTION D — RISKS

D.1	Key information on the key risks specific to the Company and its industry

The Group’s business may be adversely affected if its networks, systems or data experience any significant failures or interruptions. A malicious cyber-attack or breach of security could result in loss, corruption or disclosure of information, ransom demands and/or service interruptions. The resilience of the Group’s IT systems, voice and data networks and associated infrastructure is essential to both the Group’s short and long term commercial success. A failure of the Group’s resilience measures could lead to an extended interruption of its services. As with a malicious cyber-attack, the national infrastructure could be affected and there would be similar impacts.

Some of the Group’s activities continue to be subject to significant price and other regulatory controls, both inside and outside the United Kingdom, which may affect the Group’s market share, competitive position, future profitability and cash. Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. A consultation paper was issued in July 2015 seeking views from stakeholders on how regulation can best support future investment, innovation and competition in the provision of fixed-line, mobile, broadband and pay-tv services. Three of the possible regulatory models for the fixed telecoms market outlined in the consultation would have an impact on the way in which the Group conducts its operations and on its revenues and costs. Given the status of the strategic review, its outcome, the risks and opportunities posed to the Group and the extent of any impact on the Group’s operations, revenue and costs remain uncertain.

Demand for the Group’s products and services could be negatively impacted if the recent improvement in global economic and credit market conditions in Europe in particular recedes or stagnates. This could lead to a reduction in the Group’s revenue, profitability and cash generation. Failure by the Group to deliver on its contractual commitments due to default, failure or the redenomination of the payment obligations of the Group’s contractors or suppliers could lead to loss of revenue, increased costs, delays and associated penalties. An inability to generate sufficient cash flow would adversely affect the Group’s business, financial conditions, results of operations and prospects.

The Group has a number of complex and high-value government, national and multinational customer contracts, as well as contracts with local authorities through regional fibre deployment programmes. Failure to manage and meet its commitments under these contracts may lead to a reduction in the Group’s expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of particular transformational contracts could also negatively impact profitability.

The Group has a significant funding obligation in relation to its defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding the Group’s main defined benefit pension scheme, the BT Pension Scheme, becoming a significant burden on the Group’s financial resources.

The Group operates in markets which are characterised by: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices. Failure to achieve sustainable, profitable revenue growth could erode the Group’s competitive position and reduce its profitability, cash flow and ability to invest for the future.

The Group procures third-party goods and services through a global supply market. The integrity and continuity of the Group’s supply chain is critical to its operations. Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to the Group’s business and have the potential to adversely impact customer service. In many cases, the cost associated with supplier failure is significant, particularly if it results in the Group having to change technology. Further, a failure to meet legal obligations or ethical expectations could adversely affect the Group’s reputation or possibly lead to censure, legal action and financial loss.

The Group is required to comply with legal requirements such as the UK Bribery Act and US Foreign Corrupt Practices Act, as well as data protection and privacy laws. Failure to do so could result in substantial penalties, criminal prosecution and significant damage to the Group’s reputation.

As a major data controller and processor of customer information the Group must comply with relevant data protection and privacy laws. Failure to comply with these obligations may result in financial penalties, regulatory oversight, significant brand damage, legal action (class action or breach of contract), customer churn and shareholder divestment.

The Group, and in particular its large engineering workforce, undertakes activities which are subject to health and safety regulation and enforcement by national authorities. The failure to maintain and implement effective health and safety management and governance could result in injury to people, work related ill health and potential disruption of service to the Group’s customers. It can also lead to claims for employee and third party compensation and fines or other sanctions for breaches of statutory requirements.

The Group’s proposed Acquisition of EE creates additional risks and uncertainties, as well as distinct risks that the Enlarged Group will face that BT does not currently perceive to be significant threats to the Group. These risks include the value of EE being less than the consideration for the Acquisition; difficulties in integrating the EE Group with the existing business or realising the expected synergies of the Acquisition; increased costs to refinance or repay debt as a result of increased levels of debt following the Acquisition; and increased competition in the mobile market. Delays in the development of handsets and network compatibility and components following the Acquisition may hinder the deployment of new technologies. Further, the Enlarged Group may not realise the expected level of demand for its products and services, nor the expected timing of revenues generated by those products and services, as a result of technological change or lack of market acceptance.

The EE Group has a number of suppliers identified as critical, and supplier failure and the failure of joint ventures to meet their obligations to the Enlarged Group could compromise the Enlarged Group. Any material disruption to the operation of the EE Group’s network sharing arrangement could cause significant harm to the Enlarged Group’s business.

The EE Group, and BT to a lesser extent, has made substantial investments in the acquisition of spectrum licenses and EE has invested in its mobile networks. The Enlarged Group will be exposed to additional regulation and expanded risks relating to spectrum. It may acquire new spectrum licenses with license conditions, which may increase the Enlarged Group’s capital expenditure and costs in future years. There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand will justify the cost of setting up and providing new services. The Enlarged Group is also unable to provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

D.3	Key information on the key risks specific to the Ordinary Shares

The Ordinary Shares could be subject to market price volatility and the market price of the Ordinary Shares may decline in response to developments that are unrelated to the Company’s operating performance, including, but not limited to: market speculation; general economic, industry and stock market conditions; regulatory changes; and exchange rate fluctuations.

The Company’s ability to pay dividends in the future depends, among other things, on the Group’s financial performance.

Sales of substantial amounts of Ordinary Shares, for example, following the expiry of lock-up periods, or the issuance of additional Ordinary Shares in the future, may result in a decline in the market price of the Ordinary Shares, and Shareholders could earn a negative or no return on their investment in the Company. Shareholders in the United States or other jurisdictions outside the UK may not be able to participate in future equity offerings.

Not all rights available to shareholders under US law will be available to holders of the Ordinary Shares. In addition, overseas shareholders may be subject to exchange rate risk.

SECTION E — OFFER

E.1	Net proceeds and costs of the offer
The Company is not receiving any cash proceeds for the Consideration Shares as they are being issued as partial consideration for the Acquisition.

The total costs that are expected to be directly associated with the issuance of the Consideration Shares (exclusive of any VAT or other applicable taxes) payable by the Company (but, for the avoidance of doubt, exclusive of the consideration to be paid in respect of the Acquisition and any other costs in relation to the Acquisition) are estimated to be £3 million.

E.2a	Reasons for the offer and use of proceeds
The Consideration Shares are being issued as partial consideration for the Acquisition. There will be no cash proceeds.

E.3	Terms and conditions of the offer
The issue of the Consideration Shares is pursuant to the terms and conditions of the Share Purchase Agreement.

E.4	Material interests
Not applicable.

E.5	Selling shareholder and Lock-up
No Shareholders are selling Ordinary Shares pursuant to an offer to the public.

Deutsche Telekom AG, Deutsche Telekom and BT will enter into a relationship agreement upon completion of the Acquisition governing the terms of Deutsche Telekom’s holding of the Consideration Shares (the “Deutsche Telekom Relationship Agreement”). The Deutsche Telekom Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Deutsche Telekom Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a “Disposal”).

The exceptions to the lock-up provisions in the Deutsche Telekom Relationship Agreement include (i) where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer, (ii) any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Deutsche Telekom Relationship Agreement and (iii) any sale of shares via any single off-market trade to a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates) (a “Financial Investor”) of no more than five per cent. of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than five per cent. at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Deutsche Telekom Relationship Agreement.

Orange SA, Orange and BT will enter into an agreement (the “Orange Standstill and Lock-up Agreement”) upon completion of the Acquisition pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of such agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal.

The exceptions to the lock-up provisions in the Orange Standstill and Lock-up Agreement include (i) any Disposal to the Deutsche Telekom Group, (ii) where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer, (iii) any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Orange Standstill and Lock-up Agreement, (iv) any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Orange Standstill and Lock-up Agreement and (v) if the Orange Group owns two per cent. or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

Prior to any permitted Disposal by the Orange Group or the Deutsche Telekom Group to a Financial Investor, the Company has a right of first offer in relation to the relevant shares.

The Deutsche Telekom Group and the Orange Group have each agreed to standstill provisions prohibiting them from increasing their stake in the share capital of BT after Admission for a period of three years, subject to certain exceptions.

E.6	Dilution

As a result of the Company issuing the Consideration Shares to the Sellers, existing Shareholders will experience a 16 per cent. dilution (that is, its, his or her proportionate interest in the Company will drop by 16 per cent.).

E.7	Expenses charged to the investor
Not applicable. No expenses will be charged by the Company to investors in connection with Admission.

PART 1

Risk Factors

Any investment in the Ordinary Shares is subject to a number of risks. Prior to investing, investors should consider the risk factors associated with any investment in the Ordinary Shares, the Group’s business and the industry in which it operates, together with all other information contained in this Prospectus including, in particular, the risk factors described below.

Investors should note that the risks relating to the Group, its industry and the Ordinary Shares summarised in the section of this Prospectus headed “Summary” are the risks that the Directors and the Company believe to be the most essential to an assessment by a prospective investor of whether to consider an investment in the Ordinary Shares. However, as the risks which the Group faces relate to events and depend on circumstances that may or may not occur in the future, investors should consider not only the information on the key risks summarised in the section of this Prospectus headed “Summary” but also, among other things, the risks and uncertainties described below.

The risk factors described below are not an exhaustive list or explanation of all risks which investors may face when making an investment in the Ordinary Shares and should be used as guidance only. Additional risks and uncertainties relating to the Group that are not currently known to the Group, or that the Group currently deems immaterial, may individually or cumulatively also have a material adverse effect on the Group’s business, results of operations and/or financial condition and, if any such risk should occur, the price of the Ordinary Shares may decline and investors could lose all or part of their investment. An investment in the Ordinary Shares involves complex financial risks and is suitable only for investors who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. Investors should consider carefully whether an investment in the Ordinary Shares is suitable for them in light of the information in this Prospectus and their personal circumstances.

Risks relating to the Group’s business

The Group’s business may be adversely affected if its networks, systems or data experience any significant failures or interruptions

Internet Service Providers are increasingly seen as attractive targets for hackers, and the growing sophistication and rapidly changing nature of criminal attacks means complete protection of an organisations’ systems and data can never be guaranteed. The Group aims to keep the likelihood of any ‘successful’ attack to an absolute minimum through investment in tools, techniques and training to mitigate against the fast evolving cyber threat.

A malicious cyber-attack or breach of security could result in loss, corruption or disclosure of information, ransom demands and/or service interruption, which might extend to the UK’s national infrastructure. The Group may need to pay fines, contract penalties and compensation, and to operate under sanctions or temporary arrangements whilst potentially costly recovery and corrective action is taken. Revenues, new business and cash flow could suffer, and the work of restoring reputation and re-building market share might take an extended period of time. As well as targeting data, a cyber incident can also trigger service interruption, whether caused directly by a Distributed Denial of Service attack designed to overload the Group’s systems, or because of the need to suspend services to prevent data theft.

The resilience of the Group’s IT systems, voice and data networks and associated infrastructure, including its core data centres and exchanges, is essential to both the Group’s short and long term commercial success. The Group faces a variety of hazards beyond cyber threats that could cause significant interruptions to the delivery of its services, including component failure, physical attack, theft of copper cable and equipment, fire, explosion, flood, power failure, overheating of equipment or extreme cold, problems encountered during upgrades and major changes, and the failure of key suppliers.

A failure of the Group’s resilience measures could lead to an extended interruption to its services. As with a malicious cyber-attack, the national infrastructure could be affected and there would be similar impacts such as: customers terminating their contracts; immediate loss of revenue where orders and invoices cannot be processed; contractual penalties; lost productivity and unplanned costs of restoration and improvement; prosecution and fines; and reputational damage. Such incidents can also impact the Group’s data protection responsibilities to customers, and data integrity or availability.

Some of the Group’s activities continue to be subject to significant price and other regulatory controls, which may affect the Group’s market share, competitive position, future profitability and cash

Regulation impacts the Group’s activities across all jurisdictions. In the UK, Ofcom can, following a full market review that has identified significant market power, require the Group to provide certain services on specified wholesale terms to all service providers. These market reviews are conducted on key access areas every three years providing Ofcom with the opportunity to remove regulation where sufficient access competition has emerged and to amend the scope and form of any regulation considered necessary to support the best outcomes for consumers. This can include re-setting controls on the level of prices applied for access to regulated products, or applying regulation relating to margins. Ofcom also has powers to investigate and enforce the regulatory rules in place and can impose fines for non-compliance. In addition, Ofcom has powers to regulate the terms on which the Group is supplied with certain services — for instance, mobile call termination from other suppliers and wholesale access to certain pay TV channels — and this impacts its costs and the scope of services the Group is able to provide to its customers. Equally, Ofcom can remove such regulation (which it has recently done in relation to wholesale access to Sky’s sports channels). Ofcom and consumer regulations can also impact the Group’s mobile business.

Regulatory requirements and constraints can directly impact the Group’s ability to compete effectively and earn revenues. Regulatory impacts are highest in the UK where the Group faces regulatory requirements to supply wholesale access products on regulated terms. The latest Regulatory Financial Statements for 2014/15 show that around £5.7bn of the Group’s revenue (of which £3.3bn is to downstream parts of the Group) is from the supply of wholesale services into markets where the Group has been found to have significant market power under various Ofcom market reviews. The majority of these revenues are from products where prices are subject to regulatory controls which require the Group to reduce its prices annually by a defined percentage in real terms. Controls are usually set for three years and will constrain revenues during that period.

Where other communication providers (“CPs”) ask Ofcom to resolve disputes with the Group there is a risk that Ofcom may require the Group to provide specific services and/or set the prices at which services must be supplied. In certain circumstances Ofcom can adjust historic prices and require the Group to make repayments to CPs.

Outside the UK, general licensing requirements can restrict the extent to which the Group can enter markets and compete. Regulation will define the terms on which the Group can purchase key wholesale services from others. It can impact the Group’s revenue and costs by limiting its ability to compete through overly-restrictive licensing requirements or through ineffective regulation which restricts its ability to access other networks on fair terms.

Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. A consultation paper was issued in July 2015 seeking views from stakeholders on how regulation can best support future investment, innovation and competition to ensure consumers get the best deal in terms of availability, quality and value for money in the provision of fixed-line, mobile, broadband and pay-tv services.

The consultation paper outlined possible regulatory models for the fixed telecoms market. Three of these — strengthening the existing model of Openreach’s functional separation, the structural separation of Openreach, and substantial deregulation and greater reliance on end-to-end competition — would have an impact on the way in which the Group conducts its operations and on its revenues and costs. Given the status of the strategic review, its outcome, the risks and opportunities posed to the Group and the extent of any impact on the Group’s operations, revenue and costs remain uncertain.

Global economic and credit market conditions

If the recent improvement in global economic and credit market conditions in Europe in particular recedes or stagnates, the level of business activity and demand for the Group’s products and services could be impacted, which could lead to a reduction in the Group’s revenue, profitability and cash generation. In common with many other businesses, if economic conditions worsen, the Group may find that its financial performance could be impacted by delays in its customers making purchasing decisions, reductions in customers’ use of its services, default of customers, counterparties and suppliers, or the redenomination of their contractual payment obligations. In achieving its goals, and the delivery of its contractual commitments, the Group is dependent on a number of contractors and suppliers and therefore is at risk of loss of revenue, increased cost, delays and possibly associated penalties in the event of their default or failure or the redenomination of their payment obligations. In addition, unfavourable economic conditions may arise which could impact the Group’s ability to generate sufficient cash flow or to access capital markets to enable it to service or repay its indebtedness or to fund its other liquidity requirements on commercially reasonable terms. Potential drivers of unfavourable economic and credit market conditions include political and geopolitical events, such as the uncertainty caused by the referendum on the United Kingdom’s membership of the European Union. An inability to generate sufficient cash flow to satisfy the Group’s debt service obligations, or to refinance its debt on commercially reasonable terms, would adversely affect the Group’s business, financial condition, results of operations and prospects.

The Group’s business may be adversely affected if it fails to perform on major contracts

The Group has a number of complex and high-value government, national and multinational customer contracts. The revenue arising from, and the profitability of these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of the Group’s control; changes in customers’ requirements, their budgets, strategies or businesses; penalties for failing to perform against agreed service levels; and the performance of the Group’s suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies in proportion to the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in some of these highly complex contracts particularly at the initial set-up and transformational contract phases. Tough market conditions and competitive pressures continue in many global regions while in some regions the Group is experiencing higher growth in volume of business due to previous investments it has made. The risk landscape changes accordingly, as does the Group’s focus of risk support and review.

Failure to manage and meet its commitments under these contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in the Group’s expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of particular transformational contracts could also negatively impact profitability. Earnings may be reduced or contracts may even become loss-making through loss of revenue, changes to the customers’ businesses due to mergers or acquisitions, business failure or contract termination. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in group revenue, profitability and cash flow.

In addition, the Group continues to deliver a number of contracts with local authorities through regional fibre deployment programmes including the Broadband Delivery United Kingdom programme. As with our other major contracts, failure to deliver these contracts successfully may lead to a reduction in the Group’s expected future revenue, profitability and cash generation. As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. The Group also has an obligation to potentially either re-invest or repay grant funding depending on factors including the level of customer take-up achieved.

The Group has a significant funding obligation in relation to its defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding the Group’s main defined benefit pension scheme, the BT Pension Scheme (“BTPS”), becoming a significant burden on the Group’s financial resources

The BTPS faces similar risks to other defined benefit schemes. Future low investment returns, lower interest rates, high inflation, longer life expectancy and regulatory changes may all result in the cost of funding the BTPS becoming a more significant burden on the Group’s financial resources.

The 30 June 2014 actuarial valuation of the BTPS provides certainty as to the level of cash contributions required until the next triennial valuation is concluded. When a valuation is calculated, the funding position is affected by the financial market conditions and expected future investment returns at the valuation date. When determining expected future returns, different factors are taken into account, including yields (or returns) on government bonds, which have fallen significantly since 30 June 2014. If a lower investment return assumption is adopted at the next valuation the liabilities would likely increase, potentially leading to a higher level of deficit payments.

EE operates a defined benefit scheme, the EE Pension Scheme (the “EEPS”), which was closed to future accrual in 2014. The assets and liabilities of the EEPS are small relative to those of the BTPS. The next valuation for the EEPS takes place as at 31 December 2015.

The next actuarial valuation of the BTPS is scheduled to take place as at 30 June 2017 and an increase in the pension deficit may have an impact on the level of deficit payments the Group is required to make into the BTPS. Indirectly it may also have an adverse impact on the Group’s share price and credit rating. Any deterioration in the Group’s credit rating would increase its cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting the Group’s ability to invest, pay dividends or repay debt as it matures.

The Group faces strong competition in highly competitive markets

The Group operates in markets which are characterised by: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

Over the last year the Group has executed critical elements of its growth strategy, including: announcing the EE acquisition; the second time award of FA Premier League rights; the launch of its UEFA Champions League and UEFA Europa League content and further fibre deployment. A number of changes in the competitive landscape are underway. Virgin Media is expanding its network footprint, Sky is competing more aggressively in broadband, CK Hutchison Holdings Ltd is proposing to acquire Telefonica Europe plc (O2 UK), and Vodafone has entered the consumer fixed broadband market. The competitive landscape is expected to remain challenging, not only from the Group’s traditional competitors, but also from players in adjacent markets as lines between industries continue to blur.

Failure to achieve sustainable, profitable revenue growth could erode the Group’s competitive position and reduce its profitability, cash flow and ability to invest for the future.

Failure to comply with legal requirements can have a significant impact and lead to damage to the Group’s brand and a loss of reputation

The Group is committed to maintaining high standards of ethical behaviour, and has a zero tolerance approach to bribery and corruption. The Group has to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign Corrupt Practices Act (the “FCPA”) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and thereby cover the Group’s global operations. As the Group expands internationally, it is increasingly operating in countries identified as having a higher risk of bribery and corruption. The Group also has to ensure compliance with trade sanctions, and import and export controls.

Failure by the Group’s employees, or associated persons such as suppliers or agents, to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to the Group’s reputation. This could in turn impact its future revenue and cash flow, the extent of which would depend on the nature of any breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery and violation of human rights or sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

The integrity and continuity of the Group’s supply chain is critical to its operations

The Group is an operator in a global supply market. This enables the Group to procure third-party goods and services that help it deliver to its customers wherever they are. There are often several links in the ‘chain’ of supply of a product or service. The integrity and continuity of this supply chain is critical to the Group’s operations, and therefore a significant risk to its business. A global marketplace also exposes the Group to global risks. The Group evaluates and responds to any associated risks where geopolitical and market forces could affect suppliers’ ability to support the Group.

The Group is committed to ensuring that all dealings with suppliers, from selection and consultation through to contracting and payment, are in accordance with its trading and ethical policies.

Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to the Group’s business and have the potential to adversely impact customer service. In many cases, the cost associated with supplier failure is significant, particularly if it results in the Group having to change technology. If the Group is unable to contract with an alternative supplier, that could compromise its customer commitments, which could lead to a contractual breach, loss of revenue or penalties.

The Group is continually testing the global market for new sources of supply. This brings its own challenge of suppliers becoming more geographically and culturally diverse from the Group’s customers.

A failure to meet legal obligations or ethical expectations could adversely affect the Group’s reputation or possibly lead to censure, legal action and financial loss.

Failure to comply with relevant data protection and privacy laws could adversely affect the Group

As a major data controller and processor of customer information around the world the Group recognises the importance of adhering to data privacy laws. Every day the Group processes the personal data of millions of consumer and business customers and the Group wants individuals to feel confident that when they give their personal data to the Group they can trust it to do the right thing with that data.

The ability to use data in a compliant manner is therefore critical to the future success of the Group. However there is inconsistency between countries in recognising privacy as a fundamental right. This, combined with the need to allow the free flow of personal data for the purposes of international trade, whilst protecting how personal data is processed and where it is stored, has resulted in a varied approach to global privacy and data protections.

Today the need to protect the privacy rights of the individual is reflected in data privacy laws in force in over 100 countries. The Group, and other multinational companies, are increasingly having to evidence that personal data is being handled in accordance with a complex matrix of national data laws and societal ethical expectations. This presents a significant challenge.

Failure to comply with data protection and privacy obligations may result in financial penalties, regulatory oversight, significant brand damage, legal action (class action or breach of contract), customer churn and shareholder divestment.

The pending European General Data Protection Regulation will significantly increase the financial penalties that can be imposed on the Group as the result of any non-compliance with data privacy obligations.

Failure to comply with health and safety legislation could adversely affect the Group

The Group, and in particular its large engineering workforce, undertakes activities which are subject to health and safety regulation and enforcement by national authorities.

The failure to maintain and implement effective health and safety management and governance could generate significant human and financial costs as a result of injury to people, work related ill health and potential disruption of service to the Group’s customers.

It can also lead to claims for employee and third party compensation and fines or other sanctions for breaches of statutory requirements. Criminal sanctions could be initiated against the Group, its directors and employees, all of which could cause the Group reputational damage.

Poor wellbeing amongst the Group’s workforce could lead to increased absence and reduced performance levels.

Risks relating to the Enlarged Group following the Acquisition

BT’s proposed Acquisition of EE creates additional risks for the Group beyond those captured above. In addition, although a number of the risks the EE Group faces are similar in nature to those potentially impacting the Group today, there are also distinct risks that the Enlarged Group (which comprises the Company and its subsidiaries and subsidiary undertakings, including the EE Group, after the Acquisition and from time to time after that) will face that BT does not currently perceive to be significant threats to the Group.

This section outlines some of those new risks and uncertainties, but it is not exhaustive. These risks have the potential to impact the Enlarged Group’s business, brand, people, assets, revenue, profits, liquidity or capital resources.

There may be some risks which are unknown to BT at present. And there may be some that BT considers less significant now but which could become more important later.

The Enlarged Group may experience difficulties in integrating the EE Group with the existing business carried on by BT, and the Enlarged Group may not realise, or it may take the Enlarged Group longer than expected to realise, certain or all of the desired synergy benefits from the Acquisition

BT is targeting significant synergies from the Acquisition including operating cost savings and capital expenditure savings. Combining the respective businesses is also expected to give rise to further benefits. These include (among other things) fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The success of the Enlarged Group will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses. Some of the potential challenges in combining the businesses may not be known until after completion of the Acquisition. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the Acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the Enlarged Group’s businesses. BT may experience difficulties in integrating the EE Group with its existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the Acquisition. There is also a risk that synergy benefits and growth opportunities from the Acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies may exceed expectations. Further, the Enlarged Group may not achieve the revenue or profitability that justify the original investment made by the Group, which could result in material, non-cash write-downs. Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on the Enlarged Group’s businesses, financial conditions and results of operations, including its ability to support its pension deficit, service its debt or to pay dividends.

Risk of transaction being remitted to the CMA

Although the UK Competition and Markets Authority (“CMA”) has concluded that the Acquisition is not expected to result in a substantial lessening of competition within any market in the UK, approving it without any remedies, it is possible that a third party could appeal the findings and, if such an appeal were successful, the Acquisition could be remitted to the CMA. In such circumstances, the CMA would need to conduct a further, albeit more limited, investigation. If at the end of its further investigation, the CMA changed its conclusions and found a substantial lessening of competition within any market in the United Kingdom as a result of the Acquisition, it could impose remedies. These remedies could impose conditions on the operations of the Enlarged Group or, at the extreme, require BT to sell all or part of the EE business. While any appeal or further investigation was ongoing, it is possible that BT may be prevented by a court or the CMA from taking any further actions to integrate the EE business which could delay the realisation of any synergy or growth benefits expected from the Acquisition.

The Enlarged Group may face increased costs when it seeks to refinance or repay its debt as a result of its increased level of debt following the Acquisition

The Acquisition will be funded in part by a £3.6 billion debt bridge facility, which may be extended for an additional 12 months following its one year maturity. The costs and other terms on which the Enlarged Group is able to refinance the debt bridge facility and other longer-term indebtedness will depend partly on market conditions; unfavourable economic conditions could impact the cost and terms on which the Enlarged Group is able to access capital markets to refinance its indebtedness which may increase its cost of capital.

The Enlarged Group may face increasing competition in the mobile market

Competition in the UK mobile telecommunications market is intense. Competition results from, among other things, the existence of established mobile network operators, market entry of alternative and lower cost carriers (such as mobile virtual network operators), technology developments (such as Voice over Internet Protocol (“VoIP”)), and the ability of other providers to bundle mobile phone services with different products and content (such as broadband and pay-TV). In particular, technologies such as VoIP and so called “over the top” platforms (such as iMessage, Facetime, Blackberry Messenger, WhatsApp and Facebook Messenger) could reduce voice and/or text messaging traffic on mobile networks, which could lead to significant price and revenue reductions.

Increased competition has led to a decline in the prices which the EE Group charges for its mobile services and is expected to lead to further declines in pricing in the future. Competition could also lead to a reduction in the rate at which the Enlarged Group adds new mobile customers, a decrease in the size of the Enlarged Group’s mobile market share and a decline in the Enlarged Group’s service revenue as customers choose to receive telecommunications services or other competing services from other providers. In addition, there is a risk that the churn rate of the EE Group’s customers is increased as a result of the transition away from the legacy T-Mobile and Orange brands and any potential changes to the branding in future. Churn could also increase as a result of potential Ofcom changes to the mobile switching regime in the UK. An increase in churn rates could adversely affect profitability because the Enlarged Group would experience lower revenue and/or additional selling costs to replace customers or recapture lost revenue.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies for the Enlarged Group

The Enlarged Group’s operations will depend partly on the successful deployment of continuously evolving telecommunications technologies, including handsets and network compatibility and components.

The EE Group uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across the Enlarged Group’s and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by, or a reduction in profitability of, the Enlarged Group.

The Enlarged Group may not realise the expected level of demand for its products and services, nor the expected level of timing of revenues generated by those products and services, as a result of technological change or lack of market acceptance

The Enlarged Group may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices the Enlarged Group would want to charge. Also, the Enlarged Group may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as its competitors.

These risks exist in the mobile telecommunications area (such as mobile data services or other advanced technologies which are supported by advanced smartphone products). They also exist in the non-mobile telecommunications areas (such as mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators based on their choice of technology could put the Enlarged Group at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end user device) develop substitutes for BT’s and EE’s own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The availability of mobile handsets with VoIP functionality may adversely affect the Enlarged Group’s pricing structures and market share in its mobile voice telephony business. If the Enlarged Group does not appropriately anticipate the demand for new technologies, and adapt the Enlarged Group’s strategies, service offering and cost structures accordingly, the Enlarged Group may be unable to compete effectively, which may have an adverse effect on the Enlarged Group’s business and operations.

Supplier failure and the failure of joint ventures to meet their obligations to the Enlarged Group could compromise the Enlarged Group’s commitments

The EE Group has a number of suppliers identified as critical. The EE Group is also party to a complex and critical network-sharing arrangement with Hutchison 3G UK Limited. The failure of this joint operation to fully support the Enlarged Group’s interests and goals, or any material disruption to the operation of the EE Group’s network sharing arrangement, could cause significant harm to the Enlarged Group’s business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on the Enlarged Group’s business and operations.

The Enlarged Group will be exposed to additional regulation and expanded risks relating to spectrum

Regulators, including Ofcom, set annual licence fees for spectrum bands used by the EE Group for voice calls, and data services. In future spectrum auctions, the costs of acquiring spectrum could increase or the Enlarged Group may be unsuccessful in its bids. Any significant increases in spectrum pricing applicable to the Enlarged Group could have a material adverse effect on its business and results of operations.

EE has been found to have significant market power in some areas following market reviews and, as is the case for all mobile network operators, EE’s wholesale mobile termination rates are therefore regulated by Ofcom. The scope and form of the regulation is reviewed every three years and can impact the EE Group’s revenues and profitability.

The EE Group is also subject to UK and European Union consumer focussed regulation in areas including the international roaming services provided by the EE Group, processes for consumer switching and non-geographic numbering call services. This regulation may affect the Enlarged Group’s market share, competitive position, future profitability and cash.

As technology and market dynamics develop and as the mobile business of the EE Group is integrated into BT, a wider range of existing regulations will apply to the Enlarged Group and a broader range of new and/or modified regulations may be directed at the Enlarged Group.

Expected benefits from investment in networks, licenses and new technology may not be realised by the Enlarged Group

The EE Group (as well as BT to a lesser extent), has made substantial investments in the acquisition of spectrum licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network, which was launched in October 2012. The EE Group expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality. It may acquire new spectrum licences with licence conditions, which may include network coverage obligations or increased licence fees. Accordingly, the rate of the Enlarged Group’s capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services (in particular, the cost of new spectrum licences and network infrastructure, for example, for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on the Enlarged Group’s business and operations and could result in significant write downs in the value of spectrum or other licenses or other network-related investments.

If the current economic climate worsens, the Enlarged Group may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect the Enlarged Group’s ability to invest in its mobile telecommunications network (including additional spectrum), new technology and the Enlarged Group’s other businesses and therefore could have an adverse effect on the Enlarged Group’s future growth and the value of radio spectrum.

The Enlarged Group’s business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. According to the World Health Organisation’s Fact Sheet Number 193, last reviewed in October 2014, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, the Enlarged Group cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing the Enlarged Group’s ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of the Enlarged Group’s wireless technology. These concerns could also lead to litigation against the Enlarged Group. Any restrictions on use or litigation could have an adverse effect on the Enlarged Group’s business and operations.

Risks relating to the Ordinary Shares

Ordinary Shares in the Company may be subject to market price volatility and the market price of the Ordinary Shares may decline disproportionately in response to developments that are unrelated to the Company’s operating performance.

The market price of the Ordinary Shares may be volatile and subject to wide fluctuations. The market price of the Ordinary Shares may fluctuate as a result of a variety of factors, including, but not limited to, those referred to in these Risk Factors, as well as period to period variations in operating results or changes in revenue or profit estimates by the Group, industry participants or financial analysts. The market price could also be adversely affected by developments unrelated to the Group’s operating performance, such as the operating and share price performance of other companies that investors may consider comparable to the Group, speculation about the Group in the press or the investment community, unfavourable press, strategic actions by competitors (including acquisitions and restructurings), changes in market conditions and regulatory changes. Any or all of these factors could result in material fluctuations in the price of the Ordinary Shares, which could lead to investors getting back less than they invested or a total loss of their investment.

Not all rights available to shareholders under US law will be available to holders of the Ordinary Shares.

Rights afforded to shareholders under English law differ in certain respects from the rights of shareholders in typical US companies. The rights of holders of the Ordinary Shares are governed by English law and BT’s Articles of Association (the “Articles”). In particular, English law currently limits significantly the circumstances under which the shareholders of English companies may bring derivative actions. Under English law, in most cases, only the Company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US company.

The market price of the Ordinary Shares could be negatively affected by sales of substantial amounts of such shares in the public markets, including following the expiry of the lock-up periods, or the perception that these sales could occur.

Following completion of the Acquisition, the Sellers will own beneficially, in aggregate, 16 per cent. of the Company’s issued ordinary share capital. The Sellers are subject to certain restrictions on the sale and/or transfer of their respective holdings in the Company’s issued share capital as described in paragraph 11 (Relationships with the Sellers) in Part 16 (Additional Information). The issue or sale of a substantial number of Ordinary Shares by any of the Company, Directors, the Company’s senior management or either of the Sellers (after the relevant lock-up restrictions expire) in the public market, or the perception that these sales may occur, may depress the market price of the Ordinary Shares and could impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company’s ability to pay dividends in the future depends, among other things, on the Group’s financial performance and capital requirements.

There can be no guarantee that the Group’s historic performance will be repeated in the future, particularly given the competitive nature of the industry in which it operates, and its sales, profit and cash flow may significantly underperform market expectations. If the Group’s cash flow underperforms market expectations, then its capacity to pay a dividend will suffer. Any decision to declare and pay dividends will be made at the discretion of the Directors and will depend on, among other things, applicable law, regulation, restrictions, the Group’s financial position, working capital requirements, finance costs, general economic conditions and other factors the Directors deem significant from time to time.

The issuance of additional Ordinary Shares in the Company in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.

The Group may seek to raise financing to fund future acquisitions and other growth opportunities. The Company may, for these and other purposes, issue additional equity or convertible equity securities. As a result, existing Shareholders may suffer dilution in their percentage ownership or the market price of the Ordinary Shares may be adversely affected.

Overseas Shareholders may be subject to exchange rate risk.

The Ordinary Shares are, and any dividends to be paid in respect of them will be, denominated in pounds sterling. An investment in Ordinary Shares by an investor whose principal currency is not pounds sterling exposes the investor to foreign currency exchange rate risk. Any depreciation of pounds sterling in relation to such foreign currency will reduce the value of the investment in the Ordinary Shares or any dividends in foreign currency terms.

PART 2

Presentation of Financial and Other Information

General

Only the information in this Prospectus should be relied upon. No person has been authorised to give any information or make any representations other than those contained in this Prospectus or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorised by or on behalf of the Company, the Directors or J.P. Morgan Cazenove. No representation or warranty, express or implied, is made by J.P. Morgan Cazenove or any of its affiliates as to the accuracy or completeness of such information, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by J.P. Morgan Cazenove or any of its affiliates as to the past, present or future. The Company will comply with its obligation to publish a supplementary prospectus containing further updated information if required by law or by any regulatory authority but assumes no further obligation to publish additional information. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of either the Group or the EE Group since the date of this Prospectus or that the information in this Prospectus is correct as at any time after its date.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Investors should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Financial information

The Company’s financial year runs from 1 April to 31 March.

Unless otherwise stated:

a)

consolidated financial information relating to BT has been extracted without material adjustment from the unaudited consolidated financial statements of the Group contained in the Results for the Half Year Ended 30 September 2015 and the audited consolidated financial statements of the Group contained in the Annual Report & Form 20-F 2015, Annual Report & Form 20-F 2014 and Annual Report & Form 20-F 2013, each of which is incorporated by reference into this Prospectus;

b)

consolidated financial information relating to EE has been extracted without material adjustment from the financial information set out in Part 12 (Historical Financial Information of the EE Group) of this Prospectus; and

c)	all prices quoted for Ordinary Shares are closing prices in pounds sterling as provided by the London Stock Exchange.

Unless otherwise indicated, financial information in this Prospectus relating to the Group extracted from the Annual Report & Form 20-F 2015, Annual Report & Form 20-F 2014 and Annual Report & Form 20-F 2013 and the financial information relating to the EE Group included in Part 12 (Historical Financial Information of the EE Group) of this Prospectus has been prepared in accordance with IFRS and in accordance with the accounting policies adopted by BT.

The consolidated financial information relating to EE used in this Prospectus has not been audited in accordance with auditing standards generally accepted in the United States of America (“US GAAS”) or auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Investors should consult their own professional advisers to gain an understanding of the financial information included in this Prospectus and the implications of differences between the auditing standards under PCAOB and International Auditing Standards.

Pro forma financial information

In this Prospectus, any reference to “pro forma” financial information is to the information contained in Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group) of this Prospectus. The unaudited pro forma statement of net assets has been prepared to illustrate the effect of the Acquisition as if it had taken place at 30 September 2015. The unaudited pro forma income statement has been prepared to illustrate the effect of the Acquisition as if it had taken place at 1 April 2014.

Due to its nature, the unaudited pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results. It may not, therefore, give a true picture of the

Group’s financial position or results nor is it indicative of the results that may, or may not, be expected to be achieved in the future. The pro forma financial information has been prepared for illustrative purposes only in accordance with Annex II of the Prospectus Directive.

Non-IFRS financial information

This Prospectus contains certain financial measures that are not defined or recognised under IFRS. Information regarding these measures is sometimes used by investors to evaluate the efficiency of a company’s operations and its ability to employ its earnings toward repayment of debt, capital expenditures and working capital requirements. There are no generally accepted principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. These measures, by themselves, do not provide a sufficient basis to compare either BT’s or EE’s performance with each other or with that of other companies and should not be considered in isolation or as a substitute for operating profit or any other measure as an indicator of operating performance, or as an alternative to cash generated from operating activities as a measure of liquidity.

The non-IFRS financial measures used by BT include specific items, trend in underlying revenue, trend in underlying operating costs, adjusted EBITDA, adjusted earnings per share, free cash flow, normalised free cash flow and net debt. Definitions of those terms and reconciliations between certain IFRS financial measures and certain non-IFRS financial measures can be found on pages 202-204 of the Annual Report & Form 20-F 2015, which are incorporated by reference into this Prospectus.

The definition of EE Adjusted EBITDA and a reconciliation of the EE Group’s operating loss, the most directly comparable IFRS measure, to EE Adjusted EBITDA for the years ended 31 December 2014, 2013 and 2012 can be found in Part 12 (Historical Financial Information of the EE Group) of this Prospectus.

Currency presentation

Unless otherwise indicated, all references in this Prospectus to “sterling”, “pounds sterling”, “GBP”, “£”, or “pence” are to the lawful currency of the United Kingdom. The Company prepares its financial statements in pounds sterling. All references to the “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. All references to “US dollars” or “US$” are to the lawful currency of the United States.

Roundings

Certain data in this Prospectus, including financial, statistical, and operating information has been rounded. As a result of the rounding, the totals of data presented in this Prospectus may vary slightly from the actual arithmetic totals of such data. Percentages in tables have been rounded and accordingly may not add up to 100 per cent.

Market, economic and industry data

The Company obtained market data and certain industry forecasts from internal surveys, reports and studies, where appropriate, as well as publicly available information and industry publications and, unless the source is otherwise stated, the market, economic and industry data in this Prospectus constitute the Directors’ best estimates, using underlying data from those sources.

Where information contained in this Prospectus has been sourced from a third party, the Company and the Directors confirm that such information has been accurately reproduced and, so far as they are aware and have been able to ascertain from information published by third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Where third party information has been used in this Prospectus, the source of such information has been identified.

Service of process and enforcement of civil liabilities

BT is a public limited company incorporated under the laws of England and Wales. Many of the Group’s directors and officers reside outside the United States, principally in the United Kingdom. In addition, although the Group has substantial assets in the United States, a large portion of its assets and the assets of its directors and officers are located outside of the United States. As a result, investors may find it difficult:

•	to effect service within the United States upon the Group or its directors and officers located outside the United States;

•	to enforce in US courts or outside the United States judgments obtained against the Group or those persons in US courts;

•	to enforce in US courts judgments obtained against the Group or those persons in courts in jurisdictions outside the United States; and/or

•

to enforce against the Group or those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of US courts, civil liabilities based solely upon the US federal securities laws.

No incorporation of website information

The contents of the Group’s websites, the websites of the EE Group, or any website directly or indirectly linked to any of those websites do not form part of this Prospectus and should not be relied upon, without prejudice to the documents incorporated by reference into this Prospectus.

Definitions and glossary

Certain terms used in this Prospectus, including all capitalised terms and certain technical and other items, are defined and explained in Part 18 (Definitions and Glossary).

Information not contained in this Prospectus

No person has been authorised to give any information or make any representations other than those contained in this Prospectus or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been so authorised. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of either the Group or the EE Group since the date of this Prospectus or that the information in this Prospectus is correct as at any time after its date.

Information regarding forward-looking statements

This Prospectus contains statements that are, or may be deemed to be, “forward-looking statements”, including within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and projections about future events and other matters that are not historical fact. These forward-looking statements are sometimes identified by the use of a date in the future or forward-looking terminology, including, but not limited to, the words “aim”, “anticipate”, “believe”, “intend”, “plan”, “estimate”, “expect”, “may”, “target”, “project”, “will”, “could” or “should” or, in each case, their negative or other variations or words of similar meaning. These forward-looking statements include matters that are not historical facts and include statements that reflect the Directors’ intentions, beliefs and current expectations. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future or are beyond the Group’s control. They are not guarantees of future performance and are based on one or more assumptions.

Forward-looking statements appear in a number of places throughout this Prospectus and include statements regarding the intentions, beliefs or current expectations of the Group concerning, without limitation: current and future years’ outlook; revenue and revenue trends; EBITDA; free cash flow and operating free cash flow; capital expenditure; shareholder returns including progressive dividends; net debt; credit ratings; investment in and rollout of the Group’s fibre network, and its reach, innovations, increased speeds and speed availability; the Group’s broadband-based service and strategy; the Group’s investment in TV; growth opportunities in networked IT services; the pay-TV services market, broadband, and mobility and future voice; enhancing the Group’s TV service; growth of, and opportunities available in, the communications industry and the Group’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations; the Group’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from the Acquisition, including revenue, operating cost and capital expenditure synergies; and the Group’s plans and objectives following the Acquisition.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to:

•	material adverse changes in economic conditions in the markets served by the Group;

•	future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in the Group’s operating areas, including competition from others;

•	selection by the Group of the appropriate trading and marketing models for its products and services;

•	technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service;

•	the anticipated benefits and advantages of new technologies, products and services not being realised;

•	developments in the convergence of technologies;

•	external threats to cyber security, data or resilience;

•	prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service;

•	the timing of entry and profitability of the Group in certain markets;

•	significant changes in market shares for the Group or its principal products and services;

•	fluctuations in foreign currency exchange rates or interest rates;

•	the underlying assumptions and estimates made in respect of major customer contracts proving unreliable;

•

uncertainties and assumptions relating to any proposed acquisitions (including the Acquisition), conditions of such acquisition (including regulatory approval) not being satisfied and the anticipated synergies, strategic benefits and return on investment of such acquisition not being realised; and

•	general financial market conditions affecting the Group’s performance and ability to raise finance.

Forward-looking statements contained in this Prospectus apply only as at the date of this Prospectus. Statements contained in this Prospectus regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any obligations under the Listing Rules and the Disclosure Rules and Transparency Rules or any other applicable law or regulation, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

PART 3

Directors, Secretary, Registered and Head Office and Advisers

Directors	Sir Michael Rake	Chairman
	Gavin Patterson	Chief Executive Officer and Director
	Tony Chanmugam	Group Finance Director
	Tony Ball	Non-Executive Director
	Iain Conn	Non-Executive Director
	Phil Hodkinson	Non-Executive Director
	Isabel Hudson	Non-Executive Director
	Mike Inglis	Non-Executive Director
	Karen Richardson	Non-Executive Director
	Nick Rose	Non-Executive Director
	Jasmine Whitbread	Non-Executive Director

Proposed Director	Timotheus Höttges

Company Secretary	Dan Fitz

Registered office	81 Newgate Street London EC1A 7AJ

Sponsor	J.P. Morgan Limited 25 Bank Street Canary Wharf London E14 5JP

Legal advisers to the Company	Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS

Legal advisers to the Sponsor	Simmons & Simmons LLP CityPoint One Ropemaker Street London EC2Y 9SS

Reporting accountants and auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Registrars	Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA

PART 4

Expected Timetable of Principal Events and Admission Statistics

Expected timetable of principal events

Event		Time and Date
Publication of this Prospectus		26 January 2016

Admission of the Consideration Shares to the London Stock Exchange	8.00am on	29 January 2016

Completion of the Acquisition	Expected on	29 January 2016

All times are London times. Each of the times and dates in the above timetable is subject to change without further notice.

Admission statistics

Number of Ordinary Shares in issue at the Latest Practicable Date	8,373,227,252

Number of Consideration Shares to be issued	1,594,900,429

Number of Ordinary Shares (including Consideration Shares) in issue immediately following Admission	9,968,127,681

Consideration Shares as a percentage of the share capital of BT in issue immediately following Admission	16 per cent.

PART 5

Information on the Enlarged Group and the Acquisition

On 5 February 2015 BT announced the proposed acquisition of the entire issued share capital of EE Limited from Deutsche Telekom and Orange for a total purchase price equivalent to £12.5 billion on a cash and debt free basis.

On 15 January 2016, the Competition and Markets Authority issued its final report approving the Acquisition. As a result, as of the date of this Prospectus, all material conditions of the Acquisition have been satisfied except for the Consideration Shares having been (i) admitted to the premium listing segment of the Official List and (ii) admitted to trading on the Main Market (which is expected to occur on 29 January 2016).

The information regarding the principal terms of the Acquisition contained in Part IV (Summary of the Principal Terms of the Acquisition) of the Circular is incorporated by reference into this Prospectus.

Pursuant to the Share Purchase Agreement, the Company has consented to EE paying the Sellers a dividend of £263 million prior to completion of the Acquisition provided that, if the customary post completion adjustments (to reflect the actual debt and cash free price of the Acquisition) result in Deutsche Telekom being entitled to share consideration less than 12 per cent. of BT’s issued share capital, Deutsche Telekom will sell up to 30.7 million Ordinary Shares in the market and remit to BT the profit from such sale (being the sale price less 427.96 pence per share) and any dividends on such Ordinary Shares it has received.

The information regarding the Acquisition contained in section 2, sections 4 through 9, inclusive, and section 13 in Part I (Letter from the Chairman of BT Group plc) of the Circular is incorporated by reference into this Prospectus.

Total transaction costs of circa £113 million are expected to be incurred in relation to the Acquisition, including circa £53 million of stamp duty costs and circa £3 million directly associated with the issuance of the Consideration Shares. For more detail, see Note 4 in Section A of Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group) of this Prospectus.

At the time of the Circular, BT expected to generate significant operating cost savings and additional capex savings. Together these were expected to reach approximately £360 million per annum in the fourth full year post-completion of the Acquisition. Some of the underlying assumptions of this expectation have evolved as BT has undertaken further detailed work and tested those assumptions with EE management (to the extent allowed by competition law), but BT maintains its expectation of approximately £360 million per annum in the fourth full year post-completion of the Acquisition.

The Enlarged Group plans to make some organisational changes to benefit how it serves its business and public sector customers in the United Kingdom and multinational companies around the world. The changes are expected to take effect from 1 April 2016. As integration plans are refined and developed, there may be other changes to the management and structure of the Group’s business.

Olaf Swantee will step down from his role as CEO of EE, on completion of the Acquisition. His successor will be Marc Allera, who is currently EE’s chief commercial officer. Marc Allera will report into the Group Chief Executive Gavin Patterson.

Clive Selley, currently the CEO of BT Technology, Service & Operations (“BT TSO”), will become the CEO of Openreach. Howard Watson, BT chief architect and MD Global IT Platforms, will replace Clive as the CEO of BT TSO.

PART 6

Information on BT and the Group

Investors should read this Part 6 (Information on BT and the Group) in conjunction with the more detailed information contained in this Prospectus including the financial and other information appearing in Part 9 (Operating and Financial Review of BT and the Group). Where stated, financial information in this section has been extracted from Part 11 (Historical Financial Information of BT and the Group).

Introduction

The Company is the listed holding company for an integrated group of businesses that provide communications solutions and services in the United Kingdom and globally.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

History and development of the company

The information set forth on pages 12-18 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Business overview

The information set forth under the headings:

•	“Operating Review” on pages 8-12; and

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Operating results by line of business” on page 20 of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

The information set forth under the headings:

•	“Our lines of business” beginning on page 53;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” beginning on page 155; and

•	“Financial and operational statistics — Operational statistics” on page 208 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Property, plant and equipment

The information set forth under the headings:

•	“Our networks and physical assets — Properties” beginning on page 33;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 168; and

•	“Financial and operational statistics — Financial statistics” on page 207 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Research and development, patents and licenses

2014/15 financial year

The information set forth under the headings:

•	“Research and development” beginning on page 34;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 159; and

•	“Financial and operational statistics — Financial statistics” on page 207 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

2013/14 financial year

The information set forth under the headings:

•	“Our assets and resources — Innovation” beginning on page 28;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 139; and

•	“Financial and operational statistics — Financial statistics” beginning on page 189 of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

2012/13 financial year

The information set forth under the headings:

•	“Our assets and resources — Innovation” beginning on page 21;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 119; and

•	“Financial statistics” beginning on page 175

of the Annual Report & Form 20-F 2013 is incorporated by reference into this Prospectus.

Investments

Six months ended 30 September 2015

The information set forth under the headings:

•	“Group results for the second quarter to 30 September 2015” on pages 4-6;

•	“Group results for the half year to 30 September 2015” on page 7;

•	“Operating Review” on pages 8-12; and

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Financial commitments” on page 25 of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

2014/15 financial year

The information set forth under the headings:

•	“Group Performance — Capital Expenditure” on page 88;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information — Capital expenditure” on page 157; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Investments” on page 182 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

2013/14 financial year

The information set forth under the headings:

•	“Group Performance — Capital Expenditure” on page 68;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information — Capital expenditure” on page 137; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Investments” on page 163 of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

2012/13 financial year

The information set forth under the headings:

•	“Group Performance — Capital Expenditure” on page 50;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information — Capital expenditure” on page 118; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Investments” on page 144 of the Annual Report & Form 20-F 2013 is incorporated by reference into this Prospectus.

PART 7

Information on the EE Group

EE is the largest digital communications company in Britain, delivering mobile and fixed communications services to consumers, businesses, government and the wholesale market. As at 30 September 2015, EE had approximately 14,000 employees and 550 retail stores, and served more than 31 million customers across its mobile, fixed and wholesale businesses.

EE runs the UK’s biggest and fastest mobile network, pioneering the UK’s first superfast 4G mobile service in October 2012 and is the first European operator to surpass the 10 million 4G customer landmark. EE’s 4G coverage today reaches more than 93 per cent. of the UK population. EE’s 2G coverage reaches 99 per cent. of the population whilst 3G reaches 98 per cent. EE’s superfast fibre broadband service covers more than 80 per cent. of the UK population, and its ADSL broadband service covers 98.7 per cent. of the population. EE provides its superfast fibre broadband and ADSL broadband services using services acquired from BT Wholesale.

EE operates exclusively in the United Kingdom and currently operates under the EE, Orange and T-Mobile brands. Under the Share Purchase Agreement, the Sellers will procure that EE will continue to benefit from existing Orange and T-Mobile brand licences for three calendar months following completion of the Acquisition. Before the end of that three month period, the Sellers, BT and EE will agree conditions for continued use of these brands by EE for certain periods thereafter until the legacy brands are totally extracted. Further details of this are set out in section 6 of Part A of Part IV (Summary of the Principal Terms of the Acquisition) of the Circular, which is incorporated by reference into this Prospectus.

The information regarding EE contained in Part III (Information on EE) of the Circular is incorporated by reference into this Prospectus.

PART 8

Selected Financial Information

The summary financial information set out below has been extracted without material adjustment from the consolidated historical financial information relating to BT, which is incorporated by reference into Part 11 (Historical Financial Information of BT and the Group).

Six months ended 30 September 2015

The information set forth under the headings:

•	“Financial Statements — Group income statement” on pages 13-14;

•	“Financial Statements — Group cash flow statement” on page 17; and

•	“Financial Statements — Group balance sheet” on page 18

of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

2014/15 financial year

The information set forth under the heading “Selected financial data” beginning on page 205 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

2013/14 financial year

The information set forth under the heading “Selected financial data” beginning on page 187 of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

PART 9

Operating and Financial Review of BT and the Group

This Part 9 (Operating and Financial Review of BT and the Group) should be read in conjunction with Part 2 (Presentation of Financial and Other Information), Part 6 (Information on BT and the Group) and Part 11 (Historical Financial Information of BT and the Group). Investors should read the entire document and not just rely on the summary set out below. The financial information considered in this Part 9 (Operating and Financial Review of BT and the Group) is extracted from the financial information set out in Part 11 (Historical Financial Information of BT and the Group).

The following discussion of the Group’s results of operations and financial condition contains forward-looking statements. The Group’s actual results could differ materially from those that it discusses in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly under Part 1 (Risk Factors) and Part 2 (Presentation of Financial and Other Information).

Operating results

Six months ended 30 September 2015

The information set forth under the headings:

•	“Group results for the second quarter to 30 September 2015” on pages 4-6; and

•	“Group results for the half year to 30 September 2015” on page 7; and

•	“Operating review” on pages 8-12

of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

2014/15 financial year

The information set forth under the headings:

•	“Our lines of business” beginning on page 53;

•	“Group performance” beginning on page 77;

•	“Alternative performance measures” beginning on page 202;

•	“Regulation” on pages 38-39; and

•	“Our Relationship with HM Government” on page 38

of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

2013/14 financial year

The information set forth under the headings:

•	“Our lines of business” beginning on page 30;

•	“Group performance” beginning on page 60; and

•	“Alternative performance measures” beginning on page 184

of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

Current trading and prospects

Since 30 September 2015, the date of the Group’s most recent financial statements, the Group has seen strong demand for fibre broadband from both its own retail customers and those served by other service providers. It has also seen good demand for its range of consumer products. The Group is pleased with its revenue performance, and has continued to make good progress towards its goal of sustainable profitable revenue growth. At the same time, it continues to invest in the business, including marketing its BT Mobile proposition, and remains on track to achieve its profit forecast for the full year.

Dividend policy

The Board declared an interim dividend of 4.4 pence per Ordinary Share for the six months ended 30 September 2015. This compares to an interim dividend of 3.9 pence per Ordinary Share for the six months ended 30 September 2014, representing a 12.8 per cent. increase year-on-year. The Company’s policy is to pay a progressive dividend. The Company expects to grow its dividend per share by 10 per cent. to 15 per cent. for the 2015/16 financial year.

The information set forth under the headings:

•	“Group Performance — Dividends” on page 84;

•	“Additional Information — Dividends” on page 212”

of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Liquidity and capital resources

Six months ended 30 September 2015

The information set forth under the headings:

•	“Group results for the second quarter to 30 September 2015” on pages 4-6;

•	“Group results for the half year to 30 September 2015” on page 7;

•	“Operating Review” on pages 8-12;

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Free cash flow” on page 22;

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Net debt” on page 22;

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Financial instruments and risk management” on pages 24-25; and

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Financial commitments” on page 25 of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

2014/15 financial year

The information set forth under the headings:

•	“Group performance” beginning on page 77;

•	“General information — Off-balance sheet arrangements” beginning on page 133;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Trade and other receivables” beginning on page 169;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Trade and other payables” on page 170;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Cash and cash equivalents” on page 183;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” beginning on page 183;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Finance expense” on page 186;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” beginning on page 187;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Other reserves” on page 193; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” beginning on page 194 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

2013/14 financial year

The information set forth under the headings:

•	“Group performance” beginning on page 60;

•	“General information — Off-balance sheet arrangements” beginning on page 114;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Trade and other receivables” beginning on page 149;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Trade and other payables” on page 150;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Cash and cash equivalents” on page 164;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” beginning on page 164;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Finance expense” on page 167;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” beginning on page 168;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Other reserves” on page 175; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 176 of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

Trend information

Six months ended 30 September 2015

The fibre broadband market is growing well and the Group continues to invest heavily to help the United Kingdom remain a broadband leader among major European nations. The Group’s open access fibre broadband network has passed more than 24 million premises, and the Group is aiming to get ultrafast broadband to ten million premises by the end of 2020. Market-wide demand for fibre remains strong with fibre net additions up 21 per cent. in the three months ended 30 September 2015 as the Group hit the five million milestone for homes and businesses connected.

There has been good demand for BT Sport Europe and the Group added a record number of BT TV customers in the three months ended 30 September 2015. BT Sport Europe helped drive a seven per cent. increase in BT Consumer revenue.

Mobile is another growth area and, as at the date of this Prospectus, the consumer customer base stands at well above 200,000, having launched the service in March 2015.

In business markets, the Group’s UK performance has been impacted by the continued decline in public sector revenue and the fall in business line volumes, as customers move to data and VoIP services. In the three months to 30 September 2015, these effects were partly offset by good growth in Asia, the Middle East and Africa and also in Continental Europe.

The information set forth under the headings:

•	“Group results for the second quarter to 30 September 2015” on pages 4-6; and

•	“Group results for the half year to 30 September 2015” on page 7; and

•	“Financial Statements — Notes to the Condensed Consolidated Financial Statements — Principal risks and uncertainties” on page 26 of the Results for the Half Year Ended 30 September 2015 is incorporated by reference into this Prospectus.

PART 10

Capitalisation and Indebtedness

The following tables set out the indebtedness of the Group as at 31 October 2015 and the total capitalisation of the Group as at 30 September 2015.

Capitalisation and indebtedness

31 October 2015
£m
Total current debt
Guaranteed	–
Secured(2)	9
Unguaranteed/unsecured	994

1,003

Total non-current debt (excluding current portion of long-term debt)
Guaranteed	–
Secured(2)	225
Unguaranteed/unsecured	7,092

7,317

Total indebtedness	8,320

(1)

This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing the Group’s unaudited condensed consolidated financial information for the six months ended 30 September 2015.

(2)	These items relate to finance leases secured by the underlying leased assets.

30 September 2015
£m
Shareholder’s equity
Share capital	419
Share premium	1,051
Own shares	(67)
Other reserves(2)	1,025

Total capitalisation	2,428

(1)	This statement of capitalisation has been extracted without material adjustment from the Group’s unaudited condensed consolidated financial information for the six months ended 30 September 2015.
(2)	Excludes retained loss, translation reserve, cash flow reserve and available-for-sale reserve.
(3)	There has been no material change in capitalisation of the Group since 30 September 2015.

The following table sets out the unaudited net financial indebtedness of the Group as at 31 October 2015.

31 October 2015
£m
Cash	287
Cash equivalents	87

Total cash and cash equivalent	374

Current asset investment	1,553

Total current asset investments	1,553

Total Liquidity	1,927

Current listed bonds	595
Current bank borrowings	383
Other current financial debt	25

Current financial debt	1,003

Net current financial liquidity	924

Non-current listed bonds	7,092
Other non-current financial debt(3)	225

Non-current financial indebtedness	7,317

Net financial indebtedness	6,393

(1)

This statement of net financial indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing the Group’s unaudited condensed consolidated financial information for the six months ended 30 September 2015.

(2)	The Group had no indirect or contingent indebtedness as at 31 October 2015.
(3)	Other non-current financial debt relates to finance leases.

PART 11

Historical Financial Information of BT and the Group

Unaudited condensed consolidated financial information of the Group

The unaudited condensed consolidated financial information of the Group for the six months ended 30 September 2015 as compared to the six months ended 30 September 2014 and the independent review report thereon by PricewaterhouseCoopers LLP (“PwC”) are incorporated by reference into this Prospectus from the Results for the Half Year Ended 30 September 2015.

Audited consolidated financial information of BT and the Group

The consolidated financial information of BT and the Group for the three years ended 31 March 2015, 2014 and 2013 and the audit reports thereon are incorporated by reference into this Prospectus from pages 137-200 of the Annual Report & Form 20-F 2015, pages 117-181 of the Annual Report & Form 20-F 2014 and pages 99-167 of the Annual Report & Form 20-F 2013.

PwC has issued unqualified audit opinions on the consolidated financial information of BT and its subsidiaries referenced above. Such consolidated financial information was prepared in accordance with IFRS and is included in the documents incorporated by reference above.

PART 12

Historical Financial Information of the EE Group

Introduction

The Part 12 contains:

•	In Section A, consolidated historical financial information relating to EE for the three years ended 31 December 2012, 2013 and 2014.

•	In Section B, an accountant’s report prepared by PwC on the consolidated historical financial information relating to EE for the three years ended 31 December 2012, 2013 and 2014.

Section A: Consolidated historical financial information relating to EE

Group income statement

Year ended 31 December 2014	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,327	–	6,327
Operating costs	5	(6,087)	(415)	(6,502)

Operating profit (loss)		240	(415)	(175)

Finance expense	20	(88)	(6)	(94)
Finance income		1	–	1

Net finance expense		(87)	(6)	(93)
Share of post tax loss of associates and joint ventures		(5)	–	(5)

Profit (loss) before taxation		148	(421)	(273)
Taxation	8	(36)	78	42

Profit (loss) for the year		112	(343)	(231)

Year ended 31 December 2013	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,482	–	6,482
Operating costs	5	(6,423)	(79)	(6,502)

Operating profit (loss)		59	(79)	(20)

Finance expense	20	(93)	(4)	(97)
Finance income		2	–	2

Net finance expense		(91)	(4)	(95)
Share of post tax loss of associates and joint ventures		(7)	–	(7)

Loss before taxation		(39)	(83)	(122)
Taxation	8	36	(7)	29

Loss for the year		(3)	(90)	(93)

Year ended 31 December 2012	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,657	–	6,657
Operating costs	5	(6,729)	(106)	(6,835)

Operating loss		(72)	(106)	(178)

Finance expense	20	(79)	(3)	(82)
Finance income		1	–	1

Net finance expense		(78)	(3)	(81)

Loss before taxation		(150)	(109)	(259)
Taxation	8	51	7	58

Loss for the year		(99)	(102)	(201)

[a]	For a definition of specific items, see note 1 “Presentation of specific items”. An analysis of specific items is provided in note 7.

Group statement of comprehensive income

Year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Loss for the year		(231)	(93)	(201)

Other comprehensive (loss) income
Items that will not be reclassified to the income statement		(43)	(54)	(21)
Actuarial loss relating to retirement benefit obligations	17	(53)	(67)	(28)
Tax on actuarial losses	8	10	13	7
Items that may be reclassified subsequently to the income statement		(1)	4	16
Fair value movements on cash flow hedges:
— net fair value (losses) gains	22	(87)	41	36
— recognised in income and expense	22	86	(37)	(15)
Tax on components of other comprehensive income that may be reclassified	8,22	–	–	(5)

Other comprehensive loss for the year, net of tax		(44)	(50)	(5)

Total comprehensive loss for the year		(275)	(143)	(206)

Group balance sheet

At 31 December	Notes	2014 £m	2013 £m	2012 £m
Non-current assets
Intangible assets	10	9,789	10,394	10,496
Property, plant and equipment	11	2,242	2,224	2,238
Derivative financial instruments	21	7	49	24
Associates and joint ventures		3	6	5
Trade and other receivables	14	22	22	26
Deferred tax assets	8	252	202	192

		12,315	12,897	12,981

Current assets
Inventories	13	77	85	125
Trade and other receivables	14	1,294	1,481	1,819
Derivative financial instruments	21	2	–	8
Cash and cash equivalents	18	52	61	166

		1,425	1,627	2,118

Current liabilities
Loans and other borrowings	19	37	77	47
Derivative financial instruments	21	10	11	4
Trade and other payables	15	2,184	2,124	2,106
Provisions	16	204	164	160

		2,435	2,376	2,317

Total assets less current liabilities		11,305	12,148	12,782

Non-current liabilities
Loans and other borrowings	19	2,087	2,139	2,123
Derivative financial instruments	21	26	–	7
Retirement benefit obligations	17	159	143	77
Other payables	15	18	1	2
Provisions	16	204	228	335

		2,494	2,511	2,544

Equity
Ordinary shares	23	22	22	22
Share premium		1,638	1,638	1,638
Other reserves	22	11,264	11,265	11,261
Retained loss		(4,113)	(3,288)	(2,683)

Total equity		8,811	9,637	10,238

		11,305	12,148	12,782

Group statement of changes in equity

	Notes	Share capital[a] £m	Share premium[b] £m	Other reserves[c] £m	Retained (loss) earnings £m	Total equity £m
At 1 January 2012		22	1,638	11,245	(1,727)	11,178

Loss for the year		–	–	–	(201)	(201)
Other comprehensive income (loss) — before tax		–	–	36	(28)	8
Tax on other comprehensive income (loss)	8	–	–	(5)	7	2
Transferred to the income statement		–	–	(15)	–	(15)

Comprehensive income (loss)		–	–	16	(222)	(206)
Dividends to shareholders	9	–	–	–	(734)	(734)

At 1 January 2013		22	1,638	11,261	(2,683)	10,238

Loss for the year		–	–	–	(93)	(93)
Other comprehensive income (loss) — before tax		–	–	41	(67)	(26)
Tax on other comprehensive loss	8	–	–	–	13	13
Transferred to the income statement		–	–	(37)	–	(37)

Comprehensive income (loss)		–	–	4	(147)	(143)
Dividends to shareholders	9	–	–	–	(458)	(458)

At 1 January 2014		22	1,638	11,265	(3,288)	9,637

Loss for the year		–	–	–	(231)	(231)
Other comprehensive loss — before tax		–	–	(87)	(53)	(140)
Tax on other comprehensive loss	8	–	–	–	10	10
Transferred to the income statement		–	–	86	–	86

Comprehensive loss		–	–	(1)	(274)	(275)
Dividends to shareholders	9	–	–	–	(551)	(551)

At 31 December 2014		22	1,638	11,264	(4,113)	8,811

[a]

The allotted, called up, and fully paid ordinary share capital of EE Limited at 31 December 2014, 31 December 2013 and 31 December 2012 was £22m, comprising 11,025,153 Ordinary ‘A’ shares of £1 each and 11,025,153 Ordinary ‘B’ shares of £1 each.

[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	A reconciliation of other reserves is provided within note 22.

Group cash flow statement

Year ended 31 December	Note	2014 £m	2013 £m	2012 £m
Cash flow from operating activities
Loss before taxation		(273)	(122)	(259)
Share of post tax loss of associates and joint ventures		5	7	–
Net finance expense		93	95	81

Operating loss		(175)	(20)	(178)
Other non-cash charges		(37)	(2)	(7)
Loss on disposal of non-current assets		–	5	–
Depreciation and amortisation		1,162	1,291	1,255
Decrease in inventories		8	40	5
Decrease (increase) in trade and other receivables		187	338	(361)
Increase (decrease) in trade and other payables		82	16	(49)
Decrease in other long-term assets		–	3	23
Increase (decrease) in provisions		6	(116)	(77)

Cash generated from operations		1,233	1,555	611
Income taxes received (paid)		2	16	(2)

Net cash inflow from operating activities		1,235	1,571	609

Cash flow from investing activities
Interest income received		–	1	–
Dividends received from associates and joint ventures		2	–	–
Investment in joint arrangements		(4)	(8)	(3)
Acquisition of subsidiaries, net of cash acquired		(10)	–	–
Purchases of property, plant and equipment and software		(570)	(1,180)	(602)

Net cash outflow from investing activities		(582)	(1,187)	(605)

Cash flow from financing activities
Equity dividends paid		(551)	(458)	(734)
Interest paid		(76)	(77)	(24)
Repayment of borrowings		–	–	(811)
Cash flows from derivatives related to net debt		(41)	32	5
Proceeds from bank loans, leases and bonds		6	14	1,671

Net cash (used in) generated from financing activities		(662)	(489)	107

Net (decrease) increase in cash and cash equivalents		(9)	(105)	111

Opening cash and cash equivalents		61	166	55

Net (decrease) increase in cash and cash equivalents		(9)	(105)	111

Closing cash and cash equivalents	18	52	61	166

Notes to the consolidated historical financial information of EE Limited

1.	Basis of preparation

Preparation of the financial information

The consolidated historical financial information of EE Limited (‘EE’) and its subsidiaries (‘the group’) (hereafter the consolidated financial information) has been prepared in accordance with the requirements of the Listing Rules and in accordance with this basis of preparation. The consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union and is also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB). The consolidated financial information is prepared on a going concern basis. It reflects the results of EE Limited and its subsidiaries as a standalone group, prepared in accordance with the accounting policies adopted in BT Group plc’s (BT’s) latest Annual Report, or for areas that are new to BT, in accordance with the accounting policies that BT intends to adopt.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of EE Limited, the parent company, and are presented in £m.

New and amended standards adopted with no significant impact to the group

The following new and amended standards adopted during the year did not have any significant impact on the group.

•	IAS 32 ‘Financial Instruments, Presentation: Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32’

•	IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’

•	IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36’

Presentation of specific items

The group’s income statement separately identifies trading results before specific items. BT’s directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way financial performance is measured by BT’s Board and Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of items meeting the above definition include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years.

Specific items for the current and prior years are disclosed in note 7.

2.	Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. Management continually evaluate estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Revenue from multiple-element arrangements

Numerous service offers by the group include two components: equipment (e.g. a mobile handset) and a service (e.g. a talk plan). For the sale of multiple products or services, the group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting.

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value.

Sales of bundled offers in the mobile business frequently include a handset and a telecommunications service contract. There is objective and reliable evidence of fair value for the telecommunications service to be delivered and this represents the revenue recognised in respect of the services delivered. The residual value of the bundled offer therefore represents the revenue in respect of the handset. This is generally the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription. Communication services and connection fees are therefore recognised over the average expected life of the contractual relationship.

Pension obligations

The present value of the group’s pension liabilities depend on such factors as the life expectancy of the members, price inflation and the discount rate used to calculate the net present value of the future pension payments. Management uses estimates for all of these factors in determining the pension costs and liabilities incorporated in the group’s financial statements. The assumptions reflect historical experience and management’s judgement regarding future expectations.

Useful lives for property, plant and equipment, software and intangible assets

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans, prospective economic utilisation and physical condition of the assets concerned.

The carrying values of software, property, plant and equipment and intangible assets are disclosed in notes 10 and 11. The useful lives applied to the principal categories of assets are disclosed within note 3.

Provisions and contingent liabilities

The group’s provisions principally relate to obligations arising from property rationalisation programmes, asset retirement obligations, network share and restructuring programmes, claims, litigation and regulatory risks.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercises judgement in measuring the exposures to contingent liabilities through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax the group pays on profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, the group uses estimates in determining the liability for the tax to be paid on past profits which are then recognised in the financial statements. Management believes the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

Deferred tax assets are only recognised when management believes they will be recovered against future taxable profits. The group uses management’s expectations of future revenue growth, operating costs, and profit margins to determine the extent to which future taxable profits will be generated against which to consume the deferred tax assets.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 8.

Goodwill

The group considers that the business represents one cash generating unit (CGU). The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for the CGU identified.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 10.

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programme costs, are recognised as an expense for the period in which they are incurred. In some cases, contractual clauses with retailers provide for profit-sharing based on the recognised and paid revenue: the expense is recognised when the revenue is earned from the customer. To the extent that subscriber acquisition and retention costs are paid in advance they are recognised as prepayments provided the amounts are able to be measured reliably and are expected to be recoverable.

Joint operations

The group’s joint operation, Mobile Broadband Network Limited (“MBNL”), is structured in a separate incorporated company. The group holds 50% of the interest in the arrangement and, under the joint arrangement agreement, unanimous consent is required from all parties to the agreement for all significant relevant activities. MBNL operates solely for the benefit of the parties to the joint arrangement and all of MBNL’s output is to those parties. The group and other parties to the agreement have a direct share in all of the assets employed by the arrangement and the group is liable for its share of the liabilities incurred through the terms of the contractual arrangement. MBNL relies on the parties to the agreement on a continuous basis for the settlement of liabilities. On consideration of the facts and circumstances the group has determined this arrangement to be classified as a joint operation.

3.	Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably.

Bundles

Revenue from the sale of bundles is described under ‘Critical accounting estimates and key judgements’ above.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Equipment rentals

Equipment for which a right of use is granted is analysed to assess whether the arrangement constitutes a lease. Operating lease revenues are recognised on a straight line basis over the period of the lease agreement. Finance lease revenues are recognised over the period of rental to reflect consumption of the equipment by the customer.

Network share revenues

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Revenue sharing arrangements (premium rate number, special numbers, etc.) are recognised:

•	gross when the group has the ability to set prices and determine the key features of the content (service or product) sold to the end customer; and

•	net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the group’s various communications systems (mobile, PC, etc.) are recognised:

•

gross when the group is deemed to be the principal in the transaction with respect to the end customer (i.e. when the customer has no specific recourse against the content provider), when the group bears the inventory risk and has the ability to select content providers and to set prices charged to the end customer; and

•	net of amounts due to the content provider when the latter is responsible for supplying the content to the end customer and for setting the price to be paid by subscribers.

Services

Revenues from telephone service and internet access subscription fees as well as those from wholesale access revenues are recognised on a straight line basis over the period to which they relate. Revenue from calls is recognised at the time the call is made over the group’s network. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Business contracts

The group offers customised solutions to its business customers. Commercial discounts may be granted under the related contracts, if certain conditions are fulfilled, and are recorded as a deduction from revenue based upon the specific terms of each contract.

Costs associated with migrating business customers from other networks onto the group network are recognised in expenses when they are incurred, except in the case of contracts that include an early termination compensation clause in which case the costs are deferred and recorded within assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancellable period.

Loyalty programmes

Credits awarded to customers are treated as a separately deliverable component of the transaction that triggered the acquisition of credit. An element of the invoiced revenue is allocated to the credit based on its value taking into account an estimated utilisation rate and deferred until the date on which the credits are definitively converted into benefits or expire. The credit’s value is defined as the excess discount over the sales incentive that would be granted to any new customer.

The amount deferred is considered to be fair value of the credits required by IFRIC 13.

Penalties

All the group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the group on the order process, the delivery process, and after sales services. If the group fails to comply with one of these commitments, it pays compensation to the end customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will be due based on the non achievement of contractual terms.

Retirement benefits

The group operates both a defined benefit pension scheme and a defined contribution pension scheme. The defined benefit scheme is closed to new members.

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period and the costs of administering the plans. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

In respect of the defined contribution pension plan, the income statement expense represents the contributions payable for the year.

Property, plant and equipment

On formation of the group, fair values were applied to all identifiable property, plant and equipment recognised in the consolidated statement of financial position.

Property, plant and equipment acquired or constructed subsequent to formation of the group is initially recognised at cost and is subsequently presented net of accumulated depreciation and any impairment charges.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Freehold buildings	50 years

Short term leasehold improvements	Shorter of 10 years or lease term

Network	5 to 20 years

Fixtures, fittings and equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, the impact of changes is recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both the group and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement, and the group’s share of the assets were initially recognised at fair value within tangible assets, and depreciated according to group policy. Subsequent additions since the formation of the group have been recognised at cost. For further information see note 11.

Intangible assets

On formation of the group, fair values were applied to all identifiable intangible assets as at that date and recognised in the consolidated balance sheet. Intangible assets acquired subsequent to the formation of the group are initially recognised at cost.

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

Customer relationships

Intangible assets such as pre-pay relationships, post-pay relationships and MVNO relationships, acquired through business combinations, are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of these relationships and include management’s estimates of revenue and profits to be generated by them.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers.

Other

Other intangible assets include website development costs, licences and rights to use. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Customer relationships	4 to 14 years

Spectrum licences — 2G, 3G and 4G	6 to 18 years

Software and capitalised R&D	3 to 5 years

Inventory

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the FIFO cost method.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of EE Limited and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is normally recognised as a specific item.

Business combinations

On acquisition of a subsidiary, purchase consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Derivative financial instruments

All of the group’s derivative financial instruments are designated as cash flow hedges.

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

New and amended standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 January 2015 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and will be effective for periods beginning on or after 1 January 2017 subject to endorsement by the EU.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling basis, based on a 5-step model.

The group is in the process of quantifying the impact of this standard.

IFRS 9 ‘Financial Instruments’

IFRS 9 was published in July 2014 and will be effective for periods beginning on or after 1 January 2018 subject to endorsement by the EU. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and de-recognition of financial assets and financial liabilities together with a new hedge accounting model.

The group is in the process of quantifying the impact of the new standard.

IFRS 16 ‘Leases’

IFRS 16 was published in January 2016 and will be effective from periods beginning on or after 1 January 2019, subject to endorsement by the EU. As IFRS 16 will require all leases to be treated in a similar way to finance leases applying IAS 17, lessees will no longer classify leases as either operating leases or finance leases.

The group is in the process of quantifying the impact of this standard.

There are no other standards or interpretations that are not yet effective that would be expected to have a material impact on the group.

4.	Segment information

The group supplies communication services and products to the UK market, through a national telecommunications network. This is considered to be a single group of services and products provided by an interdependent asset infrastructure, to one geographical area. The group has focused upon integration since the formation of EE Limited and produces all operating results, forecasts and budgets at the consolidated level for the purposes of allocating resources. Operationally the group has demonstrated its unity to its customers by providing free roaming across the one EE branded network. Due to these factors there are not considered to be separable identifiable operating segments for which financial information can be presented.

Revenue

Revenue by products and services comprises the following:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Mobile services	5,619	5,734	5,953
Other	708	748	704

Total revenue	6,327	6,482	6,657

Other revenue consists of equipment, fixed broadband and wholesale revenues.

EBITDA and adjusted EBITDA

A reconciliation from group operating loss, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Operating loss	(175)	(20)	(178)
Add back —Depreciation and amortisation	1,162	1,291	1,255

EBITDA	987	1,271	1,077

Add back specific items[a]
—Restructuring charges	46	65	94
—Property rationalisation costs	31	14	12
—Retirement benefit past service credit	(28)	–	–
—Retrospective regulatory rulings	30	–	–
—Contract termination	336	–	–

Adjusted EBITDA	1,402	1,350	1,183

[a]	For a definition of specific items, see note 1 “Presentation of specific items”. An analysis of specific items is provided in note 7.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is defined as the group profit / loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of the group’s operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

5.	Operating costs

Year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Operating costs by nature
Staff costs:
Wages and salaries		425	423	428
Social security costs		49	49	51
Other pension costs	17	36	37	32

Total staff costs		510	509	511
Own work capitalised		(45)	(43)	(46)

Net staff costs		465	466	465

Payments to telecommunications operators		1,003	1,080	1,290
Property and energy costs		326	364	392
Network operating and IT costs		1,561	1,628	1,705
Other operating costs		1,600	1,644	1,666
Other operating income		(30)	(50)	(44)
Depreciation of property, plant and equipment	11	431	446	378
Amortisation of intangible assets	10	731	845	877

Total operating costs before specific items		6,087	6,423	6,729

Specific items	7	415	79	106

Total operating costs		6,502	6,502	6,835

Operating costs before specific items include the following:

Operating lease charges		293	312	334

Compensation of key management personnel

Key management personnel comprise executive directors of the company. Compensation of key management personnel is shown in the table below:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Short-term employee benefits	2.6	2.6	2.7
Post employment benefits	0.1	0.1	–
Long-term incentive schemes	0.8	0.9	0.8

	3.5	3.6	3.5

6.	Employees

	2014		2013		2012
Number of employees in the group	Year end	Average	Year end	Average	Year end	Average
Operations	1,478	1,502	1,502	1,547	1,631	1,615
Selling and distribution	4,452	4,078	4,103	4,186	4,463	4,407
Customer service and administration	6,810	6,986	7,161	7,116	7,267	7,682

Total employees	12,740	12,566	12,766	12,849	13,361	13,704

7.	Specific items

Year ended 31 December	2014 £m	2013 £m	2012 £m
Operating costs
Restructuring charges[a]	46	65	94
Property rationalisation costs[b]	31	14	12
Retirement benefit past service credit[c]	(28)	–	–
Retrospective regulatory rulings[d]	30	–	–
Contract termination[e]	336	–	–

	415	79	106

Net finance expense
Interest expense on retirement benefit obligation	6	4	3

Net specific items charge before tax	421	83	109

Taxation
Tax credit on specific items above	(78)	(14)	(22)
Tax charge on re-measurement of deferred tax	–	21	15

	(78)	7	(7)

Net specific items charge after tax	343	90	102

[a]	Includes network integration and employee, brand, advertising, rebranding and restructuring costs associated with the closure of retail stores.
[b]	Write off of lease payments resulting from the early closure of retail stores.
[c]	Arising from the closure of the defined benefit pension scheme to future accrual (see note 17).
[d]	Amounts provided for retrospective regulatory risks relating to prior periods (see note 16).
[e]	Write off due to the termination of a commercial relationship with Phones 4U following it entering into administration, which would have previously been expensed over future periods.

8.	Taxation

Analysis of taxation expense

Year ended 31 December	2014 £m	2013 £m	2012 £m
United Kingdom
Corporation tax at 21.5% (2013: 23.25%, 2012: 24.5%)	–	32	–
Adjustments in respect of prior periods	2	–	6

Total current tax credit	2	32	6

Deferred taxation
Origination and reversal of temporary differences	43	(15)	28
Adjustments in respect of prior periods	(3)	33	39
Impact of change in UK corporation tax rate	–	(21)	(15)

Total deferred taxation credit (expense)	40	(3)	52

Total taxation credit	42	29	58

Factors affecting taxation expense

The taxation expense on the loss for the year differs from the amount computed by applying the UK corporation tax rate to the loss before taxation as a result of the following factors:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Loss before taxation	(273)	(122)	(259)

Expected taxation expense at UK rate of 21.5% (2013: 23.25%, 2012: 24.5%)	59	28	63
Effects of:
Adjustments in respect of prior periods	(1)	33	45
Re-measurement of deferred tax balances	–	(21)	(15)
Non-deductible depreciation	(8)	(4)	(16)
Non-deductible expenses	(9)	(9)	(20)
Other	1	2	1

Total taxation credit	42	29	58
Exclude specific items (note 7)	(78)	7	(7)

Total taxation (expense) credit before specific items	(36)	36	51

Tax components of other comprehensive income

Year ended 31 December	2014 Tax credit (expense) £m	2013 Tax credit (expense) £m	2012 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Actuarial loss relating to retirement benefit obligations	10	13	7
Tax on items that may be reclassified subsequently to the income statement

Fair value movements on cash flow hedges
— net fair value gains or losses	(17)	(8)	(8)
— recognised in income and expense	17	8	3

Deferred tax credit	10	13	2

Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m	Other £m	Jurisdictional offset £m	Total £m
At 1 January 2012	423	(13)	(548)	–	(138)

(Credit) expense recognised in the income statement	(125)	2	71	–	(52)

(Credit) expense recognised in other comprehensive income	–	(7)	5	–	(2)

At 31 December 2012	298	(18)	(472)	–	(192)

Non-current
Deferred tax asset	–	(18)	(473)	299	(192)
Deferred tax liability	298	–	1	(299)	–

At 31 December 2012	298	(18)	(472)	–	(192)

At 1 January 2013
Expense (credit) recognised in the income statement	8	3	(8)	–	3
Credit recognised in other comprehensive income	–	(13)	–	–	(13)

At 31 December 2013	306	(28)	(480)	–	(202)

Non-current
Deferred tax asset	–	(28)	(481)	307	(202)
Deferred tax liability	306	–	1	(307)	–

At 31 December 2013	306	(28)	(480)	–	(202)

At 1 January 2014
(Credit) expense recognised in the income statement	(41)	7	(6)	–	(40)
Credit recognised in other comprehensive income	–	(10)	–	–	(10)

At 31 December 2014	265	(31)	(486)	–	(252)

Non-current
Deferred tax asset	–	(31)	(487)	266	(252)
Deferred tax liability	265	–	1	(266)	–

At 31 December 2014	265	(31)	(486)	–	(252)

Deferred tax balances are presented net on the face of the group balance sheet as permitted by IAS 12 where there is a legally enforceable right to set off the deferred tax assets and liabilities in relation to income taxes levied by HM Revenue and Customs in the UK. All deferred tax assets and liabilities arise in the UK.

At 31 December 2014, all of the deferred tax asset of £252m (2013: £202m, 2012: £192m) is expected to be recovered or settled after more than one year.

The rate of UK corporation tax changed from 23% to 21% on 1 April 2014 and changed to 20% on 1 April 2015. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 December 2014 have been calculated using a rate of 20%.

9.	Dividends

Dividends paid were as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Dividends declared and paid	551	458	734

10.	Intangible assets

	Goodwill £m	Customer relation- ships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m
Cost
At 1 January 2012	5,692	2,600	3,682	336	464	12,774
Additions	–	–	–	48	76	124
Disposals	–	–	–	–	(2)	(2)

At 1 January 2013	5,692	2,600	3,682	384	538	12,896
Additions	–	–	620	43	80	743

At 1 January 2014	5,692	2,600	4,302	427	618	13,639
Additions	5	5	–	51	65	126

At 31 December 2014	5,697	2,605	4,302	478	683	13,765

Accumulated amortisation
At 1 January 2012	–	(646)	(586)	(113)	(180)	(1,525)
Charge for the year	–	(369)	(335)	(82)	(91)	(877)
Disposals	–	–	–	–	2	2

At 1 January 2013	–	(1,015)	(921)	(195)	(269)	(2,400)
Charge for the year	–	(369)	(335)	(67)	(74)	(845)

At 1 January 2014	–	(1,384)	(1,256)	(262)	(343)	(3,245)
Charge for the year	–	(261)	(343)	(61)	(66)	(731)

At 31 December 2014	–	(1,645)	(1,599)	(323)	(409)	(3,976)

Carrying amount
At 31 December 2014	5,697	960	2,703	155	274	9,789

At 31 December 2013	5,692	1,216	3,046	165	275	10,394

At 31 December 2012	5,692	1,585	2,761	189	269	10,496

Goodwill

Goodwill arose upon the combination of the businesses that formed the EE group. On formation of the group, goodwill was initially measured at cost being the excess of the equity value transferred into the group upon formation, over the net fair value of the identifiable assets and liabilities assumed. During the year ended 31 December 2014 the group recognised a further £5m of goodwill following the acquisition of the remaining share capital in Mainline Communications Group PLC (see note 12).

Impairment test for goodwill

Goodwill is not ascribed a useful economic life, but, as required by IAS 36: Impairment of Assets, is subject to an annual impairment review. The impairment review for the group was performed as at 31 October 2014, and resulted in no impairment to the carrying value of goodwill.

To determine whether an impairment loss should be recognised, the carrying value of the assets and liabilities is compared to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

The group has determined that the business comprises a single operating segment to which all the goodwill is allocated. The method used for establishing the recoverable amount was a value in use calculation derived from conventional discounted cash flow projections.

Value in use is the present value of the future cash flows expected to be derived. Cash flow projections are based on economic and regulatory assumptions, licence renewal assumptions and forecast trading conditions drawn up by the group’s management, as follows:

•	Cash flow projections are based on five year business plans;

•	Cash flow projections beyond that timeframe are extrapolated by growth rate to perpetuity reflecting the expected long term growth rate in the market; and

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Measurement of the cash-generating unit is based upon historical information, together with financial plans which have been approved by management and are used for internal purposes. A 5 year forecast period was used because management considered that by the end of this period a reliable and sustainable cash flow would emerge on which to base the terminal value. Cash flows beyond this planning horizon are extrapolated using appropriate growth rates.

The value in use projections used a long term growth rate of 1% (2013: 1%, 2012: 1%), and a pre-tax discount rate of 9.4% (2013: 8.7%, 2012: 9.0%). The discount rate used was based upon an estimated cost of capital (calculated using the capital asset pricing model) taking into account relevant sector information.

The key assumptions which affect the cash flow forecast of the business include the development of the UK market and its size, the group’s share of the market, customer revenues, operating margins and network maintenance expenditure. Any significant future changes in these assumptions could have an impact on the value in use.

Based on the assessment of sensitivities the group does not believe that any reasonably possible changes in assumptions would lead to impairment.

Impairment assessment for intangible assets

In accordance with IAS 36, an assessment at the balance sheet date was performed to assess whether any indication of impairment existed for customer relationships, spectrum and other intangible assets. No indicators of impairment were identified.

As at 31 December 2014, other intangible assets include assets under construction of £151m (2013: £132m, 2012: £173m). The impairment test did not identify any indicators of impairment for these assets.

11.	Property, plant and equipment

	Land and buildings £m	Network infrastructure £m	Other £m	Assets in course of construction £m	Total £m
Cost
At 1 January 2012	174	2,063	96	323	2,656
Additions	31	–	5	465	501
Transfers	–	577	–	(577)	–
Disposals and adjustments	–	(58)	(2)	–	(60)

At 1 January 2013	205	2,582	99	211	3,097
Additions	7	–	5	425	437
Transfers	–	507	–	(507)	–
Disposals and adjustments	(4)	(57)	(5)	–	(66)

At 1 January 2014	208	3,032	99	129	3,468
Additions	6	–	26	417	449
Transfers	–	335	–	(335)	–
Disposals and adjustments	(1)	(91)	(2)	–	(94)

At 31 December 2014	213	3,276	123	211	3,823

Accumulated depreciation
At 1 January 2012	(22)	(489)	(30)	–	(541)
Charge for the year	(18)	(343)	(17)	–	(378)
Disposals and adjustments	–	58	2	–	60

At 1 January 2013	(40)	(774)	(45)	–	(859)
Charge for the year	(13)	(403)	(30)	–	(446)
Disposals and adjustments	4	52	5	–	61

At 1 January 2014	(49)	(1,125)	(70)	–	(1,244)
Charge for the year	(17)	(389)	(25)	–	(431)
Disposals and adjustments	1	91	2	–	94

At 31 December 2014	(65)	(1,423)	(93)	–	(1,581)

Carrying amount

At 31 December 2014	148	1,853	30	211	2,242

At 31 December 2013	159	1,907	29	129	2,224

At 31 December 2012	165	1,808	54	211	2,238

Network infrastructure

Selected network infrastructure assets are jointly controlled with Hutchison 3G UK Limited. The group’s share of the jointly controlled assets is £604m at 31 December 2014 (2013: £624m, 2012: £665m) and is shown within network infrastructure assets.

In addition, network infrastructure assets also include £119m (2013: £113m, 2012: £100m) which is the group’s 50% share of the network assets of MBNL, a joint operation of the group (see note 12).

Fully depreciated assets

Included above are fully depreciated assets with an original cost of £138m (2013: £65m, 2012: £59m) which are still in use.

Assets in the course of construction

Assets in the course of construction include assets located on both unilateral and shared network sites.

12.	Principal subsidiaries, associates and joint arrangements

a) Interests in subsidiaries

The group’s subsidiary undertakings as at 31 December 2014 were as follows:

Name	Country of incorporation	Year end	Principal activities	Percentage shareholding
Orange Services India Private Limited	India	31 March	Management support	100%
Orange Personal Communications Limited	UK	31 December	Non-trading	100%
EE (Group) Limited	UK	31 December	Dormant	100%
Orange Home UK Limited	UK	31 December	Dormant	100%
EE Pension Trustee Limited	UK	31 December	Pension Trustee	100%
Orange FURBS Trustee Limited	UK	31 December	Pension Trustee	100%
EE Finance Plc	UK	31 December	Finance Company	100%
Everything Everywhere Limited	UK	31 December	Dormant	100%
EE Communications (South Africa) Proprietary Limited	South Africa	31 December	Management support	100%
EE Services Limited	UK	31 December	Dormant	100%
Mainline Communications Group PLC (see below)	UK	31 August	Communication distribution	100%

All subsidiaries have share capital consisting of ordinary shares. The subsidiaries with non-coterminous year ends are consolidated using the last relevant audited financial statements, adjusted for subsequent material transactions, where the year end of the subsidiary is within 3 months of the year end of the group. Where the year end is outside of 3 months of the group’s reporting period, the latest management accounts of the subsidiary are used, adjusted for subsequent material transactions.

All subsidiaries have a functional currency of British Pounds except for Orange Services India Private Limited, which has a functional currency of Indian Rupees and EE Communications (South Africa) Proprietary Limited which has a functional currency of South African Rand.

Orange Services India Private Limited reports to the year ending 31 March to comply with the Indian fiscal year. Mainline Communications Group PLC reports to the year ending 31 August.

The group’s holdings were maintained at the above levels over the three years. On 18 December 2014 the group purchased the remaining 74% share capital of Mainline Communications Group PLC, gaining control of the entity. Hence it was classified as a subsidiary (2013 and 2012: joint venture, 26% holding), and has been consolidated into the group with effect from that date.

b) Interests in associates and joint arrangements

i) Joint operations

The group and Hutchison 3G UK Limited (together “the Companies”) each have a 50% share in the joint operation Mobile Broadband Network Limited (“MBNL”). MBNL’s ongoing purpose is the consolidation of legacy mobile networks, acquiring assets relevant to the shared network on behalf of the Companies, managing network and operational services as their agent in respect of the shared network and unilateral deployments (being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the shared network.

Guarantees for the joint operation are given by Deutsche Telekom and Hutchison Whampoa Limited. Deutsche Telekom and Orange have agreed between them to manage any potential liability by arrangements between themselves.

The principal place of business of the joint operation is in the UK.

ii) Interests in associates and joint ventures

Set out below are the associates and joint ventures of the group over the three years to 31 December 2014 which are individually not material to the group. As set out in a) above, as of 31 December 2014 Mainline Communications Group PLC has become a subsidiary of the group. It is therefore excluded from the table below. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the group. All entities are UK incorporated and this is their principal place of business. The proportion of ownership interest is the same as the proportion of voting rights held.

The group’s associate and joint venture undertakings throughout the three years ended 31 December 2014 were as follows:

Name	Nature of relationship	Year end	Principal activities	% Shareholding
Midland Communications Distribution Limited	Joint venture	31 Oct	Communication distribution	35%

Weve Limited	Joint venture	31 Dec	Development of mobile marketing services	33%

Digital Mobile Spectrum Limited	Associate	31 Dec	Corrective support for Freeview services affected by deployment of 4G (800 MHz)	25%

Those associates and joint ventures with non-coterminous year ends are equity accounted using the last relevant audited financial statements, adjusted for subsequent material transactions.

13.	Inventories

At 31 December	2014 £m	2013 £m	2012 £m
Gross value of handsets	93	103	145
Provision for obsolescence	(16)	(18)	(20)

Total inventories at the lower of cost and net realisable value	77	85	125

The amount of inventory included within external purchases was £1,273m (2013: £1,324m and 2012: £1,414m). This includes write-downs on new inventory of £2m (2013: £5m and 2012: £6m).

14.	Trade and other receivables

At 31 December	2014 £m	2013 £m	2012 £m
Non-current
Prepayments	22	22	26

At 31 December	2014 £m	2013 £m	2012 £m
Current
Trade receivables	770	764	763
Prepayments	155	335	366
Other receivables	369	382	690

	1,294	1,481	1,819

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2014 £m	2013 £m	2012 £m
At 1 January	124	130	135
Expense	93	79	–
Utilised	(103)	(85)	(5)

At 31 December	114	124	130

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions.

Historical loss experience allowances are calculated in order to reflect the specific nature of the group’s customers.

Trade and other receivables are classified as loans and receivables and held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable. Intercompany loan balances split 50% between each shareholder of £359m (2013: £362m, 2012: £680m) are presented within other receivables and earn interest of overnight LIBOR minus 15 basis points.

Note 21 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

Trade receivables are due as follows:

		Past due and not specifically impaired
	Not past due	Between 0 and 3 months	Between 3 and 6 months	Between 6 and 12 months	Over 12 months	Total
At 31 December	£m	£m	£m	£m	£m	£m
2014	674	58	21	10	7	770
2013	648	80	25	7	4	764
2012	648	76	26	10	3	763

Gross trade receivables which have been specifically impaired amounted to £114m (2013: £124m, 2012: £130m).

15.	Trade and other payables

At 31 December	2014 £m	2013 £m	2012 £m
Current
Trade payables	949	846	599
Other taxation and social security	183	244	205
Other payables	16	39	40
Accrued expenses	798	766	1,024
Deferred income	238	229	238

	2,184	2,124	2,106

At 31 December	2014 £m	2013 £m	2012 £m
Non-current
Other payables	18	1	2

	18	1	2

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

16.	Provisions

	Restructuring £m	Property £m	ARO £m	Network share and other £m	Total £m
At 1 January 2012	83	28	214	230	555
Income statement expense	–	14	–	–	14
Unwind of discount	2	1	8	6	17
Utilised or released	(31)	(6)	(15)	(39)	(91)

At 1 January 2013	54	37	207	197	495
Income statement expense	12	14	4	1	31
Unwind of discount	1	1	8	3	13
Utilised or released	(34)	(18)	(52)	(43)	(147)

At 1 January 2014	33	34	167	158	392
Income statement expense	37	30	3	70	140
Unwind of discount	1	1	6	3	11
Utilised or released	(35)	(21)	(46)	(33)	(135)

At 31 December 2014	36	44	130	198	408

At 31 December	2014 £m	2013 £m	2012 £m
Analysed as:
Current	204	164	160
Non-current	204	228	335

	408	392	495

Restructuring

This includes the costs of employee redundancy or one-off costs following restructuring within the group. These costs are expected to be incurred within 12 months of recognition of the provision. Provisions for restructuring costs are recognised only when restructuring has been announced and the group has started to implement a detailed formal plan.

Property

This represents the rent and rates for surplus leasehold properties less any anticipated income from sub-letting the properties. The future obligations, for periods up to 10 years, under the lease contracts being the difference between rentals paid and the sub lease rentals received, have been provided for at their net present value. No onerous leases extend beyond 10 years.

Asset Retirement Obligation (ARO)

The group is required to dismantle equipment and restore sites upon vacation of a site. The ARO provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time. This estimate is revised annually and adjusted against the asset to which it relates, which is then subject to an impairment assessment. These costs are expected to be incurred over a period of up to 20 years. The group also has obligations for properties under operating leases.

Network share and other

This represents future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements, both before and after the combination of the T-Mobile and Orange businesses. The liabilities have been discounted to present value. These costs are expected to be incurred over a period of up to 20 years.

On 9 July 2014, the Supreme Court issued its ruling on the ongoing legal dispute regarding nongeographic numbers between BT and various mobile operators and on 3 December 2014 it issued its final Order. On 17 December 2014 EE made a payment in accordance with the Supreme Court Order. The Supreme Court Order remitted certain other matters relating to remedies to the Competition Appeal Tribunal (“CAT”).

Further administrative and legal steps will now be undertaken by the CAT, EE and the other parties to determine the remaining financial impact. The directors have established provisions associated with the dispute including for potential claims from other fixed operators as well as BT. The timing of cash flows associated with legal cases is generally uncertain. The group has now reached a confidential agreement with one operator regarding its claims in relation to the dispute, which is taken into account within the established provisions.

17.	Retirement benefit plans

Background

The group operates both a defined benefit pension scheme and a defined contribution pension scheme. The defined benefit pension scheme, the EE Pension Trustee Limited pension scheme (“EEPS”), was established on 1 March 2000 and was closed to future accrual of benefit from 30 June 2014.

Defined contribution plans

A defined contribution plan is a pension arrangement under which the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from the retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 December	2014 £m	2013 £m	2012 £m
Recognised in the income statement before specific items
Current service cost:
— defined benefit plan	8	14	13
— defined contribution plan	23	18	14
Administration expenses and Pension Protection Fund (“PPF”) levy[a]	5	5	5

Total operating expense[a]	36	37	32

Specific items (note 7)
Past service credit[b]	(28)	–	–
Net interest expense on net pensions deficit	6	4	3

Total recognised in the income statement	14	41	35

[a]	Administration expenses are met directly by EE Limited.
[b]	Arising from the closure of the defined benefit pension scheme to future accrual.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of the defined benefit plan reported in the group balance sheet is set out below.

	2014			2013			2012
	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
EEPS[a]	542	(701)	(159)	439	(582)	(143)	391	(468)	(77)
Deferred tax asset	–	–	31	–	–	28	–	–	18

Net pension obligation	542	(701)	(128)	439	(582)	(115)	391	(468)	(59)

[a]

There is no limiting effect of the asset ceiling as any accounting surplus arising is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

Movements in defined benefit plan assets and liabilities

The table below shows the movements in the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m
At 1 January 2012	356	(408)	(52)

Current service cost	–	(13)	(13)
Interest on pension deficit	17	(20)	(3)

Included in the group income statement[a]	17	(33)	(16)

Return on plan assets above the amount included in the group income statement[b]	5	–	5
Actuarial loss arising from changes in financial assumptions[c]	–	(19)	(19)
Actuarial loss arising from changes in demographic assumptions[c]	–	(7)	(7)
Actuarial loss arising from experience adjustments[d]	–	(7)	(7)

Included in the group statement of comprehensive income	5	(33)	(28)

Regular contributions by employer	10	–	10
Deficit contributions by employer	9	–	9

Included in the group cash flow statement	19	–	19

Benefits paid	(6)	6	–

Other movements	(6)	6	–

At 31 December 2012	391	(468)	(77)

Current service cost	–	(14)	(14)
Interest on pension deficit	19	(23)	(4)

Included in the group income statement[a]	19	(37)	(18)

Return on plan assets above the amount included in the group income statement[b]	15	–	15
Actuarial loss arising from changes in financial assumptions[c]	–	(51)	(51)
Actuarial loss arising from changes in demographic assumptions[c]	–	(9)	(9)
Actuarial loss arising from experience adjustments[d]	–	(22)	(22)

Included in the group statement of comprehensive income	15	(82)	(67)

	Assets £m	Liabilities £m	Deficit £m
Regular contributions by employer	10	–	10
Deficit contributions by employer	9	–	9

Included in the group cash flow statement	19	–	19

Benefits paid	(5)	5	–

Other movements	(5)	5	–

At 31 December 2013	439	(582)	(143)

Current service cost	–	(8)	(8)
Interest on pension deficit	21	(27)	(6)
Past service credit	–	28	28

Included in the group income statement[a]	21	(7)	14

Return on plan assets above the amount included in the group income statement[b]	66	–	66
Actuarial loss arising from changes in financial assumptions[c]	–	(124)	(124)
Actuarial gain arising from changes in demographic assumptions[c]	–	5	5

Included in the group statement of comprehensive income	66	(119)	(53)

Regular contributions by employer	6	–	6
Deficit contributions by employer	17	–	17

Included in the group cash flow statement	23	–	23

Benefits paid	(7)	7	–

Other movements	(7)	7	–

At 31 December 2014	542	(701)	(159)

[a]	Administration expenses are met directly by EE Limited and included in “Other pension costs” in note 5.
[b]	The total actual return on plan assets in the year ended 31 December 2014 was a gain of £87m (2013: £34m; 2012: £22m).
[c]

The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.

[d]

The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement.

EEPS

The EEPS was established on 1 March 2000 with benefits based on final remuneration and length of service. Assets are held in a separately administered trust and the scheme is administered by a separate board of Trustees which is legally separate from EE Limited. The Trustees are composed of representatives of both the employer and employees. The Trustees are required by law to act in the interest of all relevant beneficiaries and are responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.

The EEPS was closed to future accrual from 30 June 2014, resulting in the pension liability being reduced by £28m due to the removal of the link of future salary increases to accrued benefits. The impact has been recognised in the income statement as a past service credit in the period and treated as a specific item (note 7).

Approximately 89% of the liabilities relate to benefits for deferred members and 11% to current pensioners. The scheme duration is an indicator of the weighted-average time until benefit payments are made. For the scheme as a whole, the duration is around 30 years reflecting the approximate split of the defined benefit obligation between deferred members and current pensioners.

The group’s net obligation in respect of the defined benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

Key assumptions — IAS 19

The key financial assumptions used to measure the liabilities of the EEPS under IAS 19 are shown below.

Year ended 31 December, %	2014	2013	2012
Rate used to discount liabilities	3.8	4.7	4.8
Inflation — increase in RPI	3.0	3.4	3.0
Inflation — increase in CPI	2.1	2.5	2.3
Rate of increase in salaries	4.0	4.4	4.0

The average life expectancy assumptions, after retirement at 65 years of age, are as follows:

Year ended 31 December, number of years	2014	2013	2012
Male	22.7	22.9	22.7
Average improvement for a member retiring at age 65 in 20 years’ time	2.3	2.3	2.3

Sensitivity analysis of the principal assumptions used to measure EEPS liabilities

Decrease/ (increase) in liability
0.25 percentage point increase to:
— discount rate	52
— inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(46)
Additional one year increase to life expectancy	(20)

	2014			2013			2012
	Total assets[a] £m	of which quoted[b] £m	Total %	Total assets[a] £m	of which quoted[b] £m	Total %	Total assets[a] £m	of which quoted[b] £m	Total %
Equity and unit trusts	121	121	22	161	161	37	138	138	35
Corporate bonds, derivatives and hedge funds	348	348	64	201	172	46	203	203	52
Property	61	61	12	51	–	11	49	–	13
Cash and other	12	12	2	26	–	6	1	–	–

Total	542	542	100	439	333	100	391	341	100

[a]	At 31 December 2014, 2013 and 2012, the scheme’s assets did not include any of the group’s own financial instruments, or any property occupied by the group.
[b]	Assets with a quoted price in an active market.

EEPS funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The valuation is based on prudent assumptions.

The latest funding valuation was performed as at 31 December 2012 and showed a deficit of around £130m.

EE Limited is currently paying deficit contributions of £20m per year which, along with investment returns from return-seeking assets, is expected to make good this shortfall by 31 October 2018.

The next funding valuation will have an effective date of no later than 31 December 2015.

Prior to the closure of the scheme, EE Limited also paid contributions of 9.9% (from 1 January to 31 March 2014) and 13% (1 April to 30 June 2014) of pensionable salaries in respect of accrual in the year.

Under the current schedule of contributions the group is expected to contribute £20m to the scheme in the twelve months to 31 December 2015.

Other benefit plans

The pension cost for the defined contribution scheme, which represents contributions payable by the group, amounted to £23m for the year ended 31 December 2014 (2013: £18m, 2012: £14m).

Included in other creditors is £2m as at 31 December 2014 (2013: £2m, 2012: £1m) in respect of contributions payable to the defined contribution scheme.

18.	Cash and cash equivalents

At 31 December	2014 £m	2013 £m	2012 £m
Cash at bank and in hand	52	61	166

19.	Loans and other borrowings

Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. Net debt consists of loans and other borrowings (both current and non-current), less cash and cash equivalents. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

At 31 December	2014 £m	2013 £m	2012 £m
Loans and other borrowings	2,124	2,216	2,170
Less:
Cash and cash equivalents	(52)	(61)	(166)

Net debt	2,072	2,155	2,004

At 31 December	2014 £m	2013 £m	2012 £m
Total listed bonds	1,296	1,354	1,338
Interest on loans and borrowings	37	36	39
Finance leases	5	–	1
Cash collateral on derivative contracts	–	41	8
Other loans	786	785	784

Total loans and borrowings	2,124	2,216	2,170

	Interest Rate %	Maturity	31 December 2014 £m	31 December 2013 £m	31 December 2012 £m
Current
Cash collateral received	SONIA/EONIA	–	–	41	8

Non-Current
Euro Medium term note — five year bond (€)	3.50	February 2017	386	413	408
Euro Medium term note — seven year bond (€)	4.38	March 2019	446	445	444
Euro Medium term note — six year bond (€)	3.25	August 2018	464	496	486
Syndicated loan facilities	LIBOR + 0.95	November 2016	436	435	434
European Investment Bank loan	2.21	December 2017	350	350	350
Finance leases	–	–	5	–	1

			2,087	2,180	2,131

All loans and other borrowings are held at amortised cost with the exception of derivative financial instruments which are held at fair value. The fair value of loans as at 31 December 2014 was £2,212m (2013: £2,241m, 2012: £2,146m). The group also has a revolving credit facility until November 2016 charged at LIBOR plus 0.95 per cent.

The carrying amount of loans equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Current liabilities
Cash collateral on derivative contracts[a]	–	41	8
Interest on loans and borrowings	37	36	39

Total current liabilities	37	77	47

Non-current liabilities
Listed bonds	1,296	1,354	1,338
Finance leases	5	–	1
Other loans and borrowings	786	785	784

Total non-current liabilities	2,087	2,139	2,123

Total	2,124	2,216	2,170

[a]	Movements on cash collateral are shown in the cash flow statement in cash flows from derivatives related to net debt.

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 December 2014, 2013 and 2012 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £2,101m (2013: £2,125m, 2012: £2,109m) and repayments fall due as follows:

	2014			2013			2012
At 31 December	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m
Within one year, or on demand	37	(37)	–	77	(36)	41	47	(39)	8

Between one and two years	441	–	441	–	–	–	1	–	1
Between two and three years	736	20	756	435	–	435	–	–	–
Between three and four years	464	(6)	458	763	(12)	751	434	–	434
Between four and five years	446	–	446	496	(43)	453	758	1	759
After five years	–	–	–	445	–	445	930	(23)	907

Total due for repayment after more than one year	2,087	14	2,101	2,139	(55)	2,084	2,123	(22)	2,101

Total loans and other borrowings	2,124	(23)	2,101	2,216	(91)	2,125	2,170	(61)	2,109

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

Assets held under finance leases of £5m in 2014 (2013: £nil, 2012: £1m) mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

20.	Finance expense

Year ended 31 December	2014 £m	2013 £m	2012 £m
Finance expense
Interest on:
Financial liabilities at amortised cost	78	80	62
Unwinding of discount on provisions	10	13	17

Total finance expense before specific items	88	93	79

Specific items (note 7)	6	4	3

Total finance expense	94	97	82

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £76m in 2014 (2013: £77m, 2012: £24m) is £17m lower (2013: £18m, 2012: £57m) than the net finance expense in the income statement. This is mostly due to certain interest cash outflows and inflows being spread over a number of years in the income statement.

Year ended 31 December	2014 £m	2013 £m	2012 £m
Net finance expense	93	95	81
Timing differences:
Derivative costs and discount unwinds	(17)	(18)	(25)
Timing of coupon payments on bonds	–	–	(32)

Net interest cash outflow	76	77	24

21.	Financial instruments and risk management

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk.

Interest rate risk management

Management policy

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The group is partly financed through long term loans from financial institutions at variable interest rates. The interest charged on these loans is linked to LIBOR. The group also has cash assets at variable interest rates. In order to manage its interest rate risk the group has engaged in cross-currency interest rate swaps.

Hedging strategy

The group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its foreign currency and interest rate risks respectively. The duration of the swap agreements matches the duration of the debt instruments.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that net future inflows and outflows will be adversely affected by changes in exchange rates. The group’s exposure to the risk of changes in foreign exchange rates relates primarily to operating activities when revenues and expenses are denominated in a currency other than the group’s functional currency.

Hedging strategy

The group’s principal non-derivative financial liabilities comprise loans and borrowings, and trade and other payables, all of which are used to finance operations. The group has trade and other receivables, and cash and short term deposits derived from operations. The group also enters into derivative transactions.

These activities expose the group primarily to the financial risks of change in interest rates and foreign currency exchange rates.

Financial liabilities	2014			2013			2012
At 31 December	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	800	438	1,238	800	438	1,238	800	438	1,238
Euro	854	–	854	915	–	915	899	–	899

Total	1,654	438	2,092	1,715	438	2,153	1,699	438	2,137

Ratio of fixed to floating	79%	21%	100%	80%	20%	100%	80%	20%	100%
Weighted average effective fixed interest rate — Sterling	3.4%			3.4%			3.4%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR quoted rates.

Cross-currency swaps

	Notional £m	Rate %		Maturity
Cross-currency interest rate swaps	887	€ £	receivable 3.36 payable 3.81	2017-2018

The notional principal amount of cross-currency interest rate swaps as at 31 December 2014 was £887m (2013: £887m, 2012: £887m).

Sensitivity analysis

A sensitivity analysis of the group’s exposure to foreign exchange risk, based on balances as at the year ended 31 December 2014, 31 December 2013 and 31 December 2012 is as follows:

At 31 December	2014 Income statement gain (loss) £m	2013 Income statement gain (loss) £m	2012 Income statement gain (loss) £m
EUR strengthens + 5% vs GBP	15	19	26

EUR weakens - 5% vs GBP	(13)	(17)	(23)

The above sensitivity analysis excludes foreign currency risk attached to long term loans designated in Euros.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market price. Market risks include three types of risk: interest rate risk, currency risk and other price risk such as equity. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

Capital management

The group’s capital comprises share capital, share premium, capital contributions and the merger reserve less retained losses.

The group has a financial policy to maintain a leverage ratio below 1.75-2.0 times net debt (including cash pooling balances classified in other receivables) to EBITDA. The leverage ratio was 1.6 at 31 December 2014 (2013: 1.3, 2012: 1.2). The group’s general dividend distribution policy is to pay its shareholders 90% of organic cash flow (operating less investing cash flow).

Credit quality

Cash and cash equivalents and derivative assets are held with institutions that fall within the categories between Aa3 and Baa1.

Liquidity risk management

Management policy

Liquidity risk is the risk that the group will be unable to meet its obligations as they fall due owing to insufficient financial resources. The group manages liquidity risk through a combination of sourcing current funding requirements, together with long term financing arrangements, from financial institutions and capital markets.

Maturity analysis

The following table provides an analysis of the group’s financial liabilities at 31 December based on contractual undiscounted payments. Interest rates on variable rate loans have been based on the rates in effect at year end.

Financial liabilities At 31 December 2014	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	63	5	34	1,946	2,048
Between one and three years	1,288	2	34	–	1,324
Between three and five years	970	2	19	–	991
After five years	–	–	14	–	14

	2,321	9	101	1,946	4,377

At 31 December 2013	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	63	44	38	1,895	2,040
Between one and three years	554	6	13	–	573
Between three and five years	1,359	(4)	5	–	1,360
After five years	470	–	6	–	476

	2,446	46	62	1,895	4,449

At 31 December 2012	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	39	12	36	1,868	1,955
Between one and three years	562	7	49	–	618
Between three and five years	881	7	3	–	891
After five years	970	1	2	–	973

	2,452	27	90	1,868	4,437

At 31 December 2012 there was £3m of undiscounted payments under onerous contracts payable on demand. This has been included in amounts due within one year.

Credit risk management

Management policy

Credit risk is the risk of loss resulting from counterparty default arising on all credit exposures. The group is exposed to credit risk from its operating activities (primarily for trade receivables), and from financing activities including deposits with banks, foreign exchange transactions and other financial instruments.

Operational management policy

The group manages its risk by generally requiring that customers satisfy credit worthiness criteria. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed regularly.

Credit risk related to the derivatives held for trading that are fair valued though the consolidated income statement are subject to the maximum exposure shown in the liquidity table on the previous page. The carrying amount of financial assets represents the maximum exposure to credit risk.

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Trade receivables	770	764	763
Cash and cash equivalents	52	61	166
Non-current loans	–	–	1
Derivative assets	9	49	32

	831	874	962

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

At 31 December 2014	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	2	7	(10)	(26)

Total	2	7	(10)	(26)

At 31 December 2013	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	–	49	(11)	–

Total	–	49	(11)	–

At 31 December 2012	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	8	24	(4)	(7)

Total	8	24	(4)	(7)

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique.

The three levels of valuation methodology used are:

Level 1 — uses quoted prices in active markets for identical assets or liabilities

Level 2 — uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level	3 — uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

All of the group’s financial instruments have been designated as Level 2 as at 31 December 2014, 31 December 2013 and 31 December 2012.

The fair value of interest rate swaps is calculated on the present value of estimated future cash flows. The fair value of forward currency contracts has been based upon discounted market forward currency exchange rates at the balance sheet date.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

At the inception of a hedging relationship the group formally documents and designates the hedge relationship for which the group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The losses recycled through the income statement for the year ended 31 December 2014 have been taken through finance expense of £62m (2013: gain of £28m, 2012: £15m), external purchases of £19m (2013: gain of £9m, 2012: nil) and other operating expenses of £5m (2013: nil, 2012: nil).

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised in the income statement.

Net financial instruments

The group does not offset financial assets and liabilities.

22.	Other reserves

	Notes	Merger reserve £m	Capital contribution reserve £m	Cash flow hedge reserve £m	Total £m
At 1 January 2012		11,063	196	(14)	11,245

Other comprehensive income — before tax		–	–	36	36
Tax on other comprehensive income	8	–	–	(5)	(5)
Transferred to the income statement		–	–	(15)	(15)

At 1 January 2013		11,063	196	2	11,261

Other comprehensive income — before tax		–	–	41	41
Transferred to the income statement		–	–	(37)	(37)

At 1 January 2014		11,063	196	6	11,265

Other comprehensive loss — before tax		–	–	(87)	(87)
Transferred to the income statement		–	–	86	86

At 31 December 2014		11,063	196	5	11,264

Merger reserve

The group was formed on 1 April 2010 as a joint venture between Deutsche Telekom A.G. (“DT”) and Orange S.A. (“Orange”). Each participant contributed a number of subsidiaries to the venture including T-Mobile (UK) Limited which became the parent company of the joint venture and in July 2010 was renamed as Everything Everywhere Limited (which was subsequently renamed as EE Limited in 2013).

The merger reserve arises on consolidation and includes all previously recognised retained earnings of the subsidiaries contributed to the group as well the fair value adjustments made on formation of the new reporting entity as at 1 April 2010.

Capital contribution reserve

The capital contribution reserve relates to a cash contribution from the shareholders without the issue of additional shares.

Cash flow hedge reserve

The group uses hedge accounting for its foreign currency transactions. The effective part of the hedged item is taken to the cash flow hedge reserve.

23.	Share capital and reserves

Movements in reserves are shown in the consolidated statements of changes in equity.

Share capital Year ended 31 December	2014 £m	2013 £m	2012 £m
Issued and fully paid
11,025,153 Ordinary “A” Shares of £1 each	11	11	11
11,025,153 Ordinary “B” Shares of £1 each	11	11	11

	22	22	22

24.	Related party transactions

The group’s significant related parties are the companies within the Orange S.A. (“Orange”) group and companies within the Deutsche Telekom A.G. (“Deutsche Telekom”) group.

The following table sets out the trading transactions between the group and its related parties during the years ended 31 December 2014, 31 December 2013 and 31 December 2012.

		Sales to related parties £m	Purchases from related parties £m	Due to related parties £m	Due from related parties £m	Loans from related parties £m	Accrued interest payable £m	Cash deposit with related parties[a] £m
Orange	2014	16	110	35	23	–	–	179
	2013	45	128	45	38	–	–	181
	2012	13	153	53	26	–	–	340

Deutsche Telekom	2014	9	207	50	32	–	–	179
	2013	10	208	41	16	–	–	181
	2012	12	301	104	16	–	–	340

[a]	Included within other receivables (see note 14).

Associates and joint ventures

Trading purchases with associates in the year ended 31 December 2014 amounted to nil (2013: £12m, 2012: nil), whilst sales to joint ventures totalled £3m in 2014 (2013: £1m, 2012: nil). Balances from joint ventures were £1m as at 31 December 2014 (2013: £1m, 2012: nil).

Key management personnel

The directors of the group are considered to be the only key management personnel. Disclosure of their compensation is given in note 5.

Defined benefit pension scheme

Transactions with the defined benefit scheme, EE Pension Trustee Limited, are disclosed in note 17.

There were no material transactions with any other related parties.

25.	Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Purchase commitments (devices) Capital commitments	258 461	225 142	230 279

Total	719	367	509

Capital commitments include the group’s share of the MBNL joint arrangement’s capital commitments of £31m (2013: £26m, 2012: £30m).

Future minimum operating lease payments for the group were as follows:

	2014 £m	2013 £m	2012 £m
Not later than one year	251	239	265
After one year but not more than five years	686	721	871
After five years	426	455	474

Total future minimum operating lease payments	1,363	1,415	1,610

Operating leases primarily relate to mast sites, office space and retail shops.

There were no contingent liabilities or guarantees for the three years to 31 December 2014 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated.

26.	Subsequent events

On 5 February 2015 BT agreed definitive terms to acquire the group for a total purchase price equivalent to £12.5bn. The transaction was subject to approval by the shareholders of BT, which was received on 30 April 2015, and merger clearance, in particular from the UK Competition and Markets Authority, which was received on 15 January 2016. It is expected to complete before the end of January 2016.

Since the reporting date, the group has now reached confidential agreements with five operators regarding claims relating to the nongeographic number dispute. These settlements did not require any adjustments to amounts within ‘Other provisions’ (see note 16).

During the year to 31 December 2015 a total of £650m of dividends have been declared and paid to the shareholders of the group. In January 2016 a dividend of £263m was also declared and paid.

On 4 January 2016 Olaf Swantee, the Chief Executive Officer of the group, announced his resignation subject to the completion of BT’s acquisition of the group. Marc Allera, currently the EE Group Chief Commercial Officer, will take over the Chief Executive Officer responsibilities, subject to the completion of the acquisition.

A number of transaction-related bonus and settlement arrangements will become payable on completion of BT’s acquisition of the group.

Section B: Accountant’s report on the historical financial information relating to EE

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

26 January 2016

Dear Sirs

EE Limited

We report on the historical financial information of EE Limited (“EE”) set out in section A of Part 12 (the “EE Financial Information Table”). The EE Financial Information Table has been prepared for inclusion in the prospectus dated 26 January 2016 (the “Prospectus”) of BT Group plc (the “Company”) on the basis of the accounting policies set out in note 3 to the EE Financial Information Table. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the EE Financial Information Table in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the EE Financial Information Table gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to EE’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the EE Financial Information Table gives, for the purposes of the Prospectus a true and fair view of the state of affairs of EE as at the dates stated and of its losses, cash flows and changes in equity for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART 13

Unaudited Pro Forma Financial Information of the Enlarged Group

The unaudited pro forma income statement, pro forma statement of net assets and the related notes set out in Section A and Section B of this Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group) (together the “Unaudited Pro Forma Financial Information”) have been prepared on the basis of the notes set out below to illustrate the effect of the Acquisition on the income statement of BT as if it had taken place on 1 April 2014, and on the net assets of BT as if it had taken place on 30 September 2015.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex II of the Prospectus Directive Regulation and in a manner consistent with the accounting policies adopted by BT.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Group’s financial position or results of operations actually would have been if the Acquisition had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or financial position at any future date. It does not reflect the results of any purchase price allocation exercise as this will be conducted following the Acquisition.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act. Shareholders should read the whole of this Prospectus and not rely solely on the summarised financial information contained in this Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group). PwC’s report on the Unaudited Pro Forma Financial Information is set out in Section C of this Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group).

Section A: Unaudited pro forma income statement

		Adjustments
	BT for 12 months ended 31 March 2015	EE for 12 months ended 31 December 2014	Finance costs	Acquisition adjustment	Intra-group adjustments	Enlarged Group
	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)
	-------------------------------------------(£ millions)-------------------------------------------
Revenue	17,979	6,327	–	–	(481)	23,825
Operating costs	(14,499)	(6,502)	–	(93)	444	(20,650)

Operating profit / (loss)	3,480	(175)	–	(93)	(37)	3,175

Finance expense	(876)	(94)	(43)	–	–	(1,013)
Finance income	17	1	–	–	–	18

Net finance expense	(859)	(93)	(43)	–	–	(995)

Share of post-tax loss of associates and joint ventures	(1)	(5)	–	–	–	(6)
Profit on disposal of interest in associates and joint ventures	25	–	–	–	–	25

Profit / (loss) before tax	2,645	(273)	(43)	(93)	(37)	2,199

Taxation (expense) / credit (note 6)	(510)	42	9	–	–	(459)

Profit / (loss) for the period	2,135	(231)	(34)	(93)	(37)	1,740

Notes

1.

BT’s financial information for the 12 months ended 31 March 2015 has been extracted, without material adjustment, from BT Group’s published financial information for the year ended 31 March 2015, which is incorporated by reference in Part 11 (Historical Financial Information of BT and the Group) of this Prospectus.

2.

EE’s financial information for the 12 months ended 31 December 2014 has been extracted, without material adjustment, from the financial information in Part 12 (Historical Financial Information of the EE Group).

3.

Adjustments for finance costs reflect an amount of interest which would have been incurred on the expected drawdown on the acquisition facility as shown in note 3(a) to the unaudited pro forma net assets statement. For the purpose of the pro forma, this is treated as if the amount had been drawn as at 1 April 2014 and therefore represents a charge for a 12 month period.

4.

It is expected that total transaction costs of circa £113 million will be incurred in relation to the Acquisition, of which £17 million had been recorded in BT’s financial information as at 31 March 2015. The adjustment to the income statement is related to the transaction costs of circa £43 million and circa £53 million of stamp duty costs that have not been recorded in either BT’s financial information for the 12 months ended 31 March 2015 or in EE’s financial information for the 12 months ended 31 December 2014, net of circa £3 million of costs that are expected to be directly associated with the issuance of the Consideration Shares and will be recorded against equity.

5.

Intra-group adjustments remove revenue and operating costs of BT resulting from trading operations with EE for the 12 months ended 31 March 2015 and remove revenue and operating costs of EE resulting from trading operations with BT for the 12 months ended 31 December 2014. Given the periods used for the pro forma income statement for BT and EE are non-coterminous, the adjustments do not eliminate to nil on aggregation.

6.

A tax credit will be available on the finance related expenses as these are assumed to be tax deductible. The tax impact of the adjustment was estimated based on the average UK corporate tax rate for the 12 months ended 31 March 2015 (21 per cent.). No tax benefit has been assumed for the transaction costs or intercompany eliminations.

7.	The nature of the adjustments described in Note 3 and Note 5 of the unaudited pro forma income statement means that adjustments of a similar nature will have a continuing impact on the Enlarged Group.

8.	In preparing the unaudited pro forma income statement no account has been taken of the trading or transactions of EE since 31 December 2014 and BT since 31 March 2015.

Section B: Unaudited pro forma statement of net assets

		Adjustments
	BT as at 30 September 2015	EE as at 31 December 2014	Acquisition adjustments	Intra-group adjustments	Enlarged Group
	(Note 1)	(Note 2)	(Note 3)	(Note 4)
	---------------------------------------(£ millions)---------------------------------------
Non-current assets
Intangible assets	3,076	9,789	2,184	–	15,049
Property, plant and equipment	13,607	2,242	–	–	15,849
Derivative financial instruments	1,124	7	–	–	1,131
Investments	48	–	–	–	48
Associates and joint ventures	15	3	–	–	18
Trade & other receivables	180	22	–	–	202
Deferred tax assets	1,420	252	–	–	1,672

	19,470	12,315	2,184	–	33,969

Current assets
Programme rights	541	–	–	–	541
Inventories	112	77	–	–	189
Trade and other receivables	3,327	1,294	–	(47)	4,574
Current tax receivable	65	–	–	–	65
Derivative financial instruments	77	2	–	–	79
Investments	1,336	–	–	–	1,336
Cash and cash equivalents	485	52	(372)	–	165

	5,943	1,425	(372)	(47)	6,949

Current liabilities
Loans and other borrowings	983	37	3,200	–	4,220
Derivative financial instruments	62	10	–	–	72
Trade and other payables	5,254	2,184	89	(121)	7,406
Current tax liabilities	289	–	–	–	289
Provisions	137	204	–	–	341

	6,725	2,435	3,289	(121)	12,328

Total assets less current liabilities	18,688	11,305	(1,477)	74	28,590

Non-current liabilities
Loans and other borrowings	7,407	2,087	–	–	9,494
Derivative financial instruments	851	26	–	–	877
Retirement benefit obligations	6,958	159	–	–	7,117
Other payables	1,032	18	–	–	1,050
Deferred tax liabilities	955	–	–	–	955
Provisions	379	204	–	–	583

	17,582	2,494	–	–	20,076

Net assets	1,106	8,811	(1,477)	74	8,514

Notes

1.

BT’s financial information as at 30 September 2015 has been extracted, without material adjustment, from BT Group’s published financial information for the second quarter and six months ended 30 September 2015, which is incorporated by reference in Part 11 (Historical Financial Information of BT and the Group) of this Prospectus.

2.	EE’s financial information as at 31 December 2014 has been extracted, without material adjustment, from the financial information in Part 12 (Historical Financial Information of the EE Group).

3.	The adjustments arising as a result of the Acquisition are set out below:

(a)

The consideration will be payable as a combination of the issuance of new BT ordinary shares to both Deutsche Telekom and Orange (“Equity Consideration”) and cash (“Cash Consideration”). The total consideration payable is set out below:

£m
Equity Consideration	7,427
Cash Consideration	3,568

Total consideration	10,995

The Equity Consideration has been calculated with reference to the share price of BT as at 21 January 2016, which was 465.65 pence. Deutsche Telekom and Orange will hold 12 per cent. and 4 per cent., respectively, of the Enlarged Group’s issued share capital following the Acquisition. The Cash Consideration has been calculated with reference to the criteria set out within the Share Purchase Agreement. The total consideration payable at completion will be different to the total consideration included in this Unaudited Pro Forma Financial Information, because the estimated balances for certain items in EE’s balance sheet at the completion date, rather than at 31 December 2014, will be used to compute the consideration payable. It may also subsequently be trued up following the audit of the completion balance sheet of EE.

The Cash Consideration will be funded by own cash and an assumed drawdown of £3,200 million of the £3,600 million syndicated debt facility agreed at the time of the Acquisition announcement.

The adjustment to cash and cash equivalents represents the reduction in own cash of £368 million payable as part of the purchase consideration and £4 million of participation fees payable on the day of the syndicated debt facility drawdown.

(b)	The adjustment to goodwill has been calculated as follows:

£m
Total consideration	10,995
Net assets acquired	(8,811)

Pro forma goodwill	2,184

The Acquisition is accounted for using the acquisition method of accounting. The excess of consideration over the book value of net assets has been reflected in intangible assets as goodwill. A fair value exercise to allocate the purchase price will be completed following completion of the Acquisition; therefore, no account has been taken in the pro forma of any fair value adjustments that may arise on the Acquisition.

(c)

Transaction costs of circa £113 million are expected to be incurred in relation to the Acquisition, of which £24 million had been recorded in BT’s financial information as at 30 September 2015. The adjustment to the net assets statement is related to the transaction costs of circa £89 million that have not been recorded in either BT’s financial information up to 30 September 2015 or in EE’s financial information for the 12 months ended 31 December 2014 and includes circa £53 million of stamp duty costs.

4.

Intra-group adjustments reflect adjustments to remove BT trading balances with EE as at 30 September 2015 and EE trading balances with BT as at 31 December 2014. Given the balance sheet dates used for the pro forma net assets statement for BT and EE are non-coterminous, the adjustments do not eliminate to nil on aggregation.

5.	In preparing the unaudited pro forma net assets statement no account has been taken of the trading or transactions of EE since 31 December 2014 and BT since 30 September 2015.

Section C: Accountant’s report on the unaudited pro forma financial information of the Group

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

26 January 2016

Dear Sirs

BT Group plc (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) set out in Section A and Section B of Part 13 of the Company’s prospectus dated 26 January 2016 (the “Prospectus”) which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of EE Limited might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 March 2015 and the unaudited condensed consolidated financial information for the six months ended 30 September 2015. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 20.2 of Annex I to the PD Regulation as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART 14

Profit Forecast

Section A: Profit Forecast

On 29 October 2015, BT published its results for the six months ended 30 September 2015, in which BT included the following statement:

“We continue to expect growth in underlying revenue excluding transit in 2015/16 with modest growth in adjusted EBITDA.”

The statement relating to the year ending 31 March 2016 of “modest growth in adjusted EBITDA” constitutes a profit forecast for the purposes of the Listing Rules (the “Profit Forecast”). Adjusted EBITDA in the 2014/15 financial year was £6,271 million. The Directors have considered and confirm that the Profit Forecast remains correct at the date of this Prospectus. The Profit Forecast does not take into account any impact of the Acquisition.

Basis of Preparation

The Profit Forecast has been prepared on a basis consistent with the current accounting policies of BT which are in accordance with IFRS as adopted by the European Union and in accordance with IFRS issued by the International Accounting Standards Board, and are expected to be applicable for the year to 31 March 2016.

Adjusted EBITDA is defined as the Group’s profit before depreciation, amortisation, net finance expense, taxation and specific items. Specific items are those items that in management’s judgement need to be separately disclosed by virtue of their size, nature or incidence. Adjusted EBITDA and specific items are “non-GAAP” measures and therefore may not be directly comparable with similarly titled measures used by other companies.

The Profit Forecast is based on the unaudited interim financial results for the six months ended 30 September 2015, the unaudited management accounts for October 2015, November 2015 and December 2015 and a forecast for the three months ending 31 March 2016.

Assumptions

The Profit Forecast has been prepared on the basis of the following assumptions during the forecast period.

Factors outside the influence or control of the Directors:

a)	there will be no material change in the political and/or economic environment that would materially affect the Group;

b)	there will be no material change in market conditions in relation to customer demand or the competitive environment;

c)	there will be no material change in legislation or regulatory requirements impacting on the Group’s operations or its accounting policies;

d)

there will be no business disruptions that materially affect the Group, its customers or operations, including natural disasters, acts of terrorism, cyber-attack and/or technological issues or supply chain disruptions;

e)	foreign exchange rates will be an average US$:pounds sterling exchange rate of US$1.4739:£1 and an average euro:pounds sterling exchange rate of €1.3568:£1;

f)	there will be no material technological developments in the telecommunications market that disrupt the Group’s core services;

g)	there will be no industrial action;

h)	there will be no material fluctuation in the level of the IAS19 accounting pension deficit and associated income statement charge; and

i)	there will be no material change in the management or control of the Group.

Factors within the influence or control of the Directors:

a)	there will be no material acquisitions or disposals;

b)	there will be no material change in the existing operational strategy of the Group; and

c)	there are no material strategic investments over and above those currently planned.

Section B: Accountant’s report on the profit forecast

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

26 January 2016

Dear Sirs

BT Group plc

We report on the profit forecast comprising the statement by BT Group plc (the “Company”) and its subsidiaries (together the “Group”) for the year ending 31 March 2016 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out in Section A of Part 14 of the prospectus issued by the Company (the “Company”) dated 26 January 2016 (the “Prospectus”).

This report is required by item 13.2 of Annex I to the PD Regulation and is given for the purpose of complying with that Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of items 13.1 and 13.3 of Annex I to the PD Regulation.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the PD Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Section A of Part 14 of the Prospectus and is based on the unaudited interim financial results for the six months ended 30 September 2015, the unaudited management accounts for October 2015, November 2015 and December 2015 and a forecast for the three months ending 31 March 2016. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Company.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Company. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART 15

Directors, Senior Managers, Employees and Corporate Governance

Directors and Board practices

The information set forth under the headings:

•	“How we govern the group” on page 95;

•	“Board of Directors” beginning on page 96;

•	“The Board” beginning on page 98; and

•	“Reports of the Board committees” beginning on page 101

and pages 124-131 (excluding information under the heading “General information”) of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

The following provides an update to the information incorporated by reference into this Part 15 (Directors, Senior Managers, Employees and Corporate Governance):

1)	Warren East resigned as a Non-Executive Director on 31 May 2015.

2)	Mike Inglis was appointed as a Non-Executive Director on 1 September 2015 for an initial period of three years. He is a member of the Technology Committee.

Mike Inglis (Non-Executive Director)

Mike’s experience in the technology sector includes serving on the board of ARM Holdings from 2002 to 2013, as well as holding roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace. Mike also serves as the non-executive chairman of Ilika and as a director of Advanced Micro Devices. He is a British national, aged 55.

3)	On 1 April 2015, BT announced that Phil Hodkinson will step down from the Board on 31 January 2016.

4)

Isabel Hudson was appointed as a member of the Nominating & Governance Committee with effect from 1 August 2015. She was appointed as chair of the Equality of Access Board and BT Pensions Committee with effect from 1 February 2016.

5)

Sir Michael Rake stood down as President of the Confederation of British Industry on 13 July 2015 and as a director of Barclays Bank plc and deputy chairman of Barclays plc on 31 December 2015. He was appointed as Chairman of Worldpay Group plc on 1 September 2015 and Chairman of the International Chamber of Commerce UK from 1 October 2015.

6)	Jasmine Whitbread stood down as Chief Executive of Save the Children International on 31 December 2015 and was appointed as a Director of Valldata Group Limited on 1 September 2015.

7)	Iain Conn was appointed as a member of the Technology Committee with effect from 1 January 2016.

8)	Tony Ball’s appointment was extended for a further three years in July 2015.

9)

Pursuant to the Share Purchase Agreement and the Deutsche Telekom Relationship Agreement, and subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Proposed Director”) to the Board for so long as the Deutsche Telekom Group holds 10 per cent. or more of the issued share capital of BT. The Proposed Director’s appointment is subject to the provisions of the Deutsche Telekom Relationship Agreement. For a summary of these provisions, see paragraph 11 (Relationships with the Sellers) in Part 16 (Additional Information) of this Prospectus. The Deutsche Telekom Relationship Agreement requires the Group to establish a Conflicted Matters Committee to assist the Proposed Director in complying with his fiduciary duties, support good governance and protect the Group’s competitively sensitive information. For more detail on the Conflicted Matters Committee, see the section titled “Corporate governance” in this Part 15 (Directors, Senior Managers, Employees and Corporate Governance). The Proposed Director’s appointment letter confirms that he is not to pass to Deutsche Telekom AG or any of its affiliates any information that comes into his possession (in his capacity as a Director) to the extent that such disclosure would constitute a breach of the Disclosure and Transparency Rules governing selective disclosure, FSMA or the Code of Market Conduct issued by the

FCA or other applicable law or regulation. The Proposed Director is Timotheus Höttges and his appointment will become effective upon completion of the Acquisition.

Timotheus Höttges (Proposed Director)

Timotheus has been the CEO of Deutsche Telekom AG since January 2014. From 2009 until his appointment as CEO, he was a member of the Deutsche Telekom AG Board of Management responsible for Finance and Controlling. From 2006 to 2009 he was a member of the Board of Management responsible for the T-Home unit. In this position, he was in charge of fixed-network and broadband business, as well as integrated sales and service in Germany. Timotheus held various other roles at Deutsche Telekom AG since 2000. He has previously worked at VIAG Group and played a central role in the merger of VIAG AG and VEBA AG to form E.on AG. Timotheus is a German national, aged 53.

Senior Management

The information set forth under the heading:

•

“Operating Committee” on pages 26 and 27 (but excluding the information regarding the Company Secretary and the CEO of Openreach at the bottom of page 27) of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Compensation

The information set forth under the headings:

•	“Reports of the Board committees — Report on Directors’ Remuneration” beginning on page 111;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 159;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” beginning on page 172; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” beginning on page 180 and pages 124-129 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Employees and Pensions

The information set forth under the headings:

•	“Our people” beginning on page 30;

•	“Group performance — Pensions” beginning on page 89;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 160;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” beginning on page 172; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on pages 180-181 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Share ownership

Directors’ and Senior Managers’ interests in Ordinary Shares

As at the Latest Practicable Date, the interests (all of which, unless otherwise stated, are beneficial) of the Directors, Proposed Director, Senior Managers and (so far as is known to them or could with reasonable diligence be ascertained by them) their respective connected persons (within the meaning of Section 346 of the Act) in Ordinary Shares, including interests arising pursuant to any transaction notified to the Company pursuant to DTR 3.1.2R were as follows:

Directors’ Interests	Ordinary Shares as at the Latest Practicable Date
Chairman

Sir Michael Rake	132,881

Executive Directors

Gavin Patterson	2,448,663
Tony Chanmugam	445,268

Non-Executive Directors

Tony Ball	23,652
Iain Conn	4,442
Phil Hodkinson	25,263
Isabel Hudson	3,552
Mike Inglis	1,200
Karen Richardson*	5,125
Nick Rose	50,000
Jasmine Whitbread	7,990

Senior Managers

Luis Alvarez	440,114
John Petter	124,569
Clive Selley	322,833
Nigel Stagg	392,720
Graham Sutherland	120,552
Alison Wilcox	0

Proposed Director

Timotheus Höttges	0

*	Held in the form of ADSs.

Executive Directors’ and Chairman’s interests in Ordinary Shares pursuant to Employee Share Schemes

In addition to their interests as detailed above, as at the Latest Practicable Date, the Executive Directors and Chairman held the following awards of Ordinary Shares, and options in respect of Ordinary Shares, under the terms of the Employee Share Schemes:

(A)	Deferred Bonus Plan Awards

Gavin Patterson

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	130,057	10,225	140,282
2014 – 2017	384.20	126,071	6,176	132,247
2015 – 2018	449.50	98,004	1,956	99,960

Tony Chanmugam

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	129,805	10,205	140,010
2014 – 2017	384.20	134,123	6,571	140,694
2015 – 2018	449.50	52,946	1,056	54,002

(B)	Incentive Share Plan Awards

Gavin Patterson

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	361,904	28,459	390,363
2013 – 2016	372.00	375,906	21,915	397,821
2014 – 2017	384.20	989,068	48,462	1,037,530
2015 – 2018	449.50	865,341	17,272	882,613

Tony Chanmugam

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	339,682	26,711	366,393
2014 – 2017	384.20	459,135	22,496	481,631
2015 – 2018	449.50	402,372	8,031	410,403

(C)	Employee Sharesave Scheme Options

Holding as at Latest Practicable Date
Chairman
Sir Michael Rake	5,172

Executive Directors
Gavin Patterson	5,642
Tony Chanmugam	6,525

Senior Managers’ interests in Ordinary Shares pursuant to Employee Share Schemes

In addition to their interests as detailed above, as at the Latest Practicable Date, the Senior Managers held the following awards of Ordinary Shares, and options in respect of Ordinary Shares, under the terms of the Employee Share Schemes:

(A)	Deferred Bonus Plan Awards

Luis Alvarez

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	42,094	3,309	45,403
2014 – 2017	384.20	74,817	3,664	78,481

John Petter

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	45,550	3,579	49,129
2014 – 2017	384.20	59,138	2,896	62,034
2015 – 2018	449.50	34,987	698	35,685

Clive Selley

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	44,918	3,531	48,449
2014 – 2017	384.20	60,115	2,945	63,060
2015 – 2018	449.50	20,766	414	21,180

Nigel Stagg

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	60,137	4,727	64,864
2014 – 2017	384.20	62,968	3,084	66,052
2015 – 2018	449.50	26,615	531	27,146

Graham Sutherland

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	42,804	3,363	46,167
2014 – 2017	384.20	58,441	2,862	61,303
2015 – 2018	449.50	32,079	640	32,719

(B)	Incentive Share Plan Awards

Luis Alvarez

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	134,920	10,608	145,528
2014 – 2017	384.20	251,952	12,345	264,297
2015 – 2018	449.50	199,762	3,987	203,749

John Petter

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	100,000	7,862	107,862
2014 – 2017	384.20	214,380	10,503	224,883
2015 – 2018	449.50	198,428	3,960	202,388

Clive Selley

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	117,460	9,234	126,694
2014 – 2017	384.20	251,821	12,337	264,158
2015 – 2018	449.50	221,479	4,420	225,899

Nigel Stagg

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	125,714	9,885	135,599
2014 – 2017	384.20	186,686	9,146	195,832
2015 – 2018	449.50	162,935	3,252	166,187

Graham Sutherland

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2013 – 2016	315.00	99,428	7,815	107,243
2014 – 2017	384.20	214,380	10,503	224,883
2015 – 2018	449.50	187,449	3,741	191,190

Alison Wilcox

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2015 – 2018	469.01	170,569	3,404	173,973

(C)	Retention share plan award

Alison Wilcox

Retention Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2015 – 2017	469.01	166,305	3,319	169,624

(D)	Employee Sharesave Scheme Options

Holding as at Latest Practicable Date
Luis Alvarez	9,172
John Petter	1,880
Clive Selley	5,570
Nigel Stagg	0
Graham Sutherland	0
Alison Wilcox	0

Corporate governance

The information regarding corporate governance set forth under the heading “Corporate governance statement” (inclusive of the internal cross references) on page 93 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

Upon completion of the Acquisition, the Proposed Director will be a director of both the Company and Deutsche Telekom AG and will owe fiduciary duties to both entities. The Proposed Director is therefore likely to face conflicts of interest that will arise in a range of situations, including, but not limited to, the following:

a)	where a member of the Group wishes to enter into a contract or arrangement with a member of the Deutsche Telekom Group or with any affiliate of the Deutsche Telekom Group;

b)

where a member of the Group is pitching for business for which a member of the Deutsche Telekom Group may also be interested in pitching (in particular, BT’s Global Services division is in competition with Deutsche Telekom AG’s T-Systems business);

c)	where a member of the Group is facing challenges with (or considering terminating) a contract or relationship in which a member of the Deutsche Telekom Group would be interested;

d)

where a member of the Group is considering a strategic change for a part of the business which competes with a member of the Deutsche Telekom Group, including expansion or contraction of that business;

e)	where a member of the Group is discussing pricing, profitability, business model or market structure for products and services where a member of the Deutsche Telekom Group is a competitor; and

f)	where a member of the Group is considering an acquisition or disposal where a member of the Deutsche Telekom Group may be a competing acquirer or buyer.

The Deutsche Telekom Relationship Agreement requires the Group to establish a Conflicted Matters Committee (“CMC”) that will be responsible for assessing whether and to what extent Board meetings and Board papers are likely to consider or refer to matters in respect of which the CMC considers that the Company and Deutsche Telekom AG or their respective affiliates are competitors or where there is an actual or potential conflict of interest between the Company and Deutsche Telekom AG or their respective affiliates (“Conflicted Matters”). Establishing the CMC will assist the Proposed Director in complying with his fiduciary duties (although this responsibility ultimately rests with him), supports good governance and protects the Group’s competitively sensitive information.

Where a conflict arises, the CMC will impose restrictions including the following:

a)	the Proposed Director being absent from any part of a Board meeting during any discussions which relate to a Conflicted Matter; and

b)	the Proposed Director not being given access to documents or information made available to the Board generally in relation to such a matter.

The Conflicted Matters Committee shall comprise at least three members including at all times the Secretary to the Board, the Head of Competition and Regulatory Law and the Director of Governance. The Proposed Director shall not be a member of the Conflicted Matters Committee.

Deutsche Telekom AG is also entitled to receive, subject to compliance by the Company with its legal and regulatory obligations, such financial or other information in relation to the Company and its affiliates as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Save as set out in the paragraphs above, there are no potential conflicts of interest between any duties owed by the Directors, the Proposed Director or Senior Managers to the Company and their private interests or other duties.

Confirmations

Within the period of five years preceding the date of this Prospectus, none of the Directors, the Proposed Director or the Senior Managers:

a)	has had any convictions in relation to fraudulent offences;

b)

has been a member of the administrative, management or supervisory bodies or a director or senior manager (who is relevant in establishing that a company has the appropriate expertise and experience for management of that company) of any company at the time of any bankruptcy, receivership or liquidation of such company; or

c)

has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of affairs of a company.

None of the Directors or the Proposed Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group or any of its subsidiary undertakings and which were effected by the Group or any of its subsidiaries during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors or the Proposed Director.

PART 16

Additional Information

1.	Incorporation and share capital

1.1

The Company is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The Company re-registered as a public limited company and changed its name to BT Group plc on 11 September 2001.

1.2	The Company’s registered office is at 81 Newgate Street, London EC1A 7AJ and its telephone number is +44 20 7356 5000.

1.3	The principal laws and legislation under which the Company operates and the ordinary shares have been created are the Companies Act 2006, as amended (the “Act”) and regulations made under it.

1.4

The ISIN and SEDOL number of the Ordinary Shares is GB0030913577 and 3091357, respectively. The Ordinary Shares are in registered form and are capable of being held in either certificated or uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations).

1.5	The share capital history of the Company for the period covered in Part 11 (Historical Financial Information of BT and the Group) of this Prospectus is as follows:

1.5.1

Throughout the period 1 April 2012 to 16 February 2015 the issued share capital of the Company was £407,561,351.45, comprising 8,151,227,029 Ordinary Shares of 5 pence each (all of which were fully paid or credited as fully paid). From 17 February 2015, following the placing of Ordinary Shares announced on 12 February 2015,) to the Latest Practicable Date the issued share capital of the Company was £418,661,362.60, comprising 8,373,227,252 Ordinary Shares of 5 pence each (all of which are fully paid or credited as fully paid).

1.6	On 30 April 2015 the Shareholders passed a resolution allowing:

(i)	the Acquisition to be approved and the Directors to be authorised to take all steps as may be necessary, expedient or desirable to implement the Acquisition; and

(ii)	the Directors to be authorised to allot the Consideration Shares in accordance with the terms of the Share Purchase Agreement.

1.7

As at the Latest Practicable Date, the issued share capital of the Company was £418,661,362.60, comprising 8,373,227,252 Shares of 5 pence each (all of which were fully paid or credited as fully paid). Immediately following Admission, the issued share capital of the Company is expected to be £498,406,384.05 million comprising 9,968,127,681 million Shares of 5 pence each (all of which will be fully paid or credited as fully paid).

1.8

As at 31 March 2015, the Company held in treasury 1,009,913 Ordinary Shares of 5 pence each amounting to issued share capital of £50,495.65 with a value of £4,423,418.94 at a share price of 438 pence, the price per share on 31 March 2015.

1.9

The Company will be subject to the continuing obligations of the FCA with regard to the issue of shares for cash. The provisions of section 561(1) of the Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees’ share scheme as defined in section 1166 of the Act) apply to the issue of shares in the capital of the Company except to the extent such provisions have been disapplied.

1.10

Other than as provided in Part 28 of the Act and the UK Takeover Code there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Ordinary Shares.

2.	Articles of Association

The summary of the Articles contained on pages 215-217 of the Annual Report & Form 20-F 2015 under the heading “Additional Information — Information for Shareholders — Articles of Association (Articles)” is incorporated by reference into this Prospectus.

The Company adopted new Articles following Shareholder approval on 15 July 2015. The Article changes relate to the following:

Untraced Shareholders: The changes give the Company greater flexibility when trying to trace Shareholders. The requirement to place notices in newspapers has been replaced with a requirement to take all reasonable steps in the circumstances, to trace the Shareholder and inform them that the Company intends to sell their Ordinary Shares. This may include engaging an asset reunification company or other tracing agent to search for Shareholders who have not kept their details up-to-date, or taking any other steps considered appropriate. Shareholders whose Ordinary Shares are sold following this process will not be able to claim the proceeds of the sale. The Company may use the proceeds in any way it thinks fit, but intends to use substantially all of the net funds raised for good causes of its choice.

There are also related changes in respect of unclaimed dividends or other money payable on the Ordinary Shares of untraced Shareholders which are sold.

Retirement of Directors: The changes provide for automatic retirement of all of the Company’s Directors at each annual general meeting. The new Articles also contain necessary related changes (allowing additional appointments or automatic re-election) so that the Company can continue to operate, and comply with its legal and regulatory obligations, in the event that not enough Directors are able to act because the resolutions for re-election put to the annual general meeting have not been passed.

3.	Significant Shareholders

Immediately following Admission, Deutsche Telekom Group’s and Orange Group’s share of the issued share capital of the Company will be as follows:

	Immediately following Admission
Shareholders	Number of Shares	Percentage of issued share capital
T-Mobile Holdings Limited(1)	1,196,175,322	12%
Orange Telecommunications Group Limited(2)	398,725,107	4%

(1)	T-Mobile Holdings Limited is the entity within the Deutsche Telekom Group that will receive the Deutsche Telekom Group’s share of the Consideration Shares.
(2)	Orange Telecommunications Group Limited is the entity within the Orange Group that will receive the Orange Group’s share of the Consideration Shares.

In so far as is known to the Company, the following are the interests (within the meaning of Part VI of the Act) (other than interests held by the Directors) which represent, or will represent, directly or indirectly, 3 per cent. or more of the issued share capital of the Company on the Latest Practicable Date:

	Immediately prior to Admission		Immediately following Admission
Shareholders	Number of Shares	Percentage of issued share capital	Number of Shares	Percentage of issued share capital
BlackRock	690,351,975	8.25%	690,351,975	6.93%
Invesco Perpetual	320,360,575	3.83%	320,360,575	3.21%
Legal & General Investment Management	277,376,327	3.32%	277,376,327	2.78%

Save as disclosed above, in so far as is known to the Company, there is no other person who is or will be immediately following Admission, directly or indirectly, interested in 3 per cent. or more of the issued share capital of the Company, or of any other person who can, will or could, directly or indirectly, jointly or severally, exercise control over the Company. The Company has no knowledge of any arrangements the operation of which may at a subsequent date result in a change of control of the Company. None of the Company’s major shareholders have or will have different voting rights attached to the shares they hold in the Company.

4.	Directorships and Partnerships

Set out below are the directorships and partnerships held by the Directors, the Proposed Director and the Senior Managers (other than, where applicable, directorships held in the Company and its subsidiaries and the subsidiaries of the companies listed below), in the five years prior to the date of this Prospectus:

Name	Current directorships/ partnerships	Past directorships/ partnerships
Sir Michael Rake

Majid Al Futtaim Holdings LLC

MDVR Services Limited

McGraw Hill Financial, Inc

British Argentine Chamber of Commerce

Worldpay Group plc

International Chamber of Commerce UK

Henley Festival (charity)

Chain IQ

Barclays Bank plc Barclays plc Confederation of British Industry easyJet plc Step Up To Serve Limited Diamond Jubilee Pageant (Rights) Limited The Financial Reporting Council Limited

Gavin Patterson	British Airways plc HRH Prince of Wales Digital Group World Business Council for Sustainable Development British Museum Friends	The Advertising Association

Tony Chanmugam	Board of Race for Opportunity	Barnet & Chase Farm Hospitals NHS Trust

Tony Ball	Gym Topco	Kabel Deutschland Gmbh ONO SA

Iain Conn	Centrica plc Imperial College Council	Rolls Royce Holdings plc Rolls Royce plc Rolls Royce Group plc BP plc

Phil Hodkinson	Business in the Community BBC Children in Need Action Medical Research Action Medical Research Trading Ltd	Travelex Holdings Limited Resolution Limited Resolution Holdings (Guernsey) Limited RSL Servco Limited Friends Life Group plc HMRC Christian Aid

Isabel Hudson	Phoenix Group Holdings National House Building Council Standard Life plc	The Pensions Regulator MGM Assurance QBE Insurance Group (Australia)

Mike Inglis	IIika Advanced Micro Devices	ARM Ltd ARM Holdings plc Pace plc

Karen Richardson	San Francisco Opera Exponent Inc HackerRank AYASDI Stanford Technology Ventures Program	Convercent i2 holdings Magi.com, Inc VirtuOz, Inc. Mita Institute And Tech Accelerator (MITA Institute)

Nick Rose	BAE Systems plc Williams Grand Prix Holdings plc Loch Lomond Scotch Whisky	Clariden Leu (Europe) Limited Edwards Group plc Gleneagles Hotels Limited Gleneagles Resort Developments Limited

Jasmine Whitbread	Standard Chartered plc Valldata Group Limited	Save the Children International

Timotheus Höttges	Deutsche Telekom AG FC Bayern München AG T-Mobile US Inc. Telekom Deutschland GmbH	Everything Everywhere Limited Hellenic Telecommunications Organization S.A. (OTE S.A.)

5.	Subsidiaries and subsidiary undertakings

The information under the heading “Subsidiary undertakings” on page 199 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

6.	Statutory auditors

The auditors of the Company are PwC, chartered accountants, whose registered address is at 1 Embankment Place, London WC2N 6RH. PwC has audited the consolidated accounts of the Company as at and for the periods ended 31 March 2015, 2014 and 2013 and has made reports under section 495 of the Act in respect of these statutory accounts. Such reports were unqualified and did not contain a statement under sections 498(2) or 498(3) of the Act.

7.	Material contracts

The information under the heading “Additional Information — Information for Shareholders — Material Contracts” on page 217 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

8.	UK Withholding Tax

Under current UK tax legislation, the Company is not required to withhold tax when paying a dividend. Liability to tax of the Shareholder in respect of dividends received from the Company will depend on individual circumstances.

9.	Litigation

There are no, and have not been, any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this document which may have or have had in the recent past a significant effect on the financial position or profitability of the Group.

10.	Related party transactions

Related party transactions in the period between 1 April 2015 through the Latest Practicable Date are similar in nature to those disclosed in Note 28 of the Annual Report & Form 20-F 2015, which is incorporated by reference into this Prospectus.

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” beginning on page 131; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” beginning on page 193 of the Annual Report & Form 20-F 2015 is incorporated by reference into this Prospectus.

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” beginning on page 112; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” beginning on page 176 of the Annual Report & Form 20-F 2014 is incorporated by reference into this Prospectus.

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” beginning on page 94; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” beginning on page 162 of the Annual Report & Form 20-F 2013 is incorporated by reference into this Prospectus.

11.	Relationships with the Sellers

Deutsche Telekom

Deutsche Telekom Relationship Agreement

Deutsche Telekom AG, Deutsche Telekom and BT will enter into the Deutsche Telekom Relationship Agreement upon completion of the Acquisition that will regulate aspects of the ongoing relationship between the Company, Deutsche Telekom AG and the Deutsche Telekom Group. The Deutsche Telekom Relationship Agreement will terminate if (i) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the Main Market or (ii) the Deutsche Telekom Group ceases to be interested in more than three per cent. of the issued ordinary share capital of the Company.

Under the Deutsche Telekom Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Proposed Director”) to the Board for so long as the Deutsche Telekom Group holds 10 per cent. or more of the issued share capital of the Company (provided that, if the shareholding is reduced below 10 per cent. as a result of a non-pre-emptive share issuance by the Company, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least eight per cent. of the Company’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group must top up to 10 per cent. within 12 months or the right will lapse). Any such appointment shall be made in consultation with the Company’s Nominating & Governance Committee and the appointee must be approved by the Company’s Chairman (such approval not to be unreasonably withheld or delayed).

The Deutsche Telekom Relationship Agreement provides for the establishment of the Conflicted Matters Committee. For details regarding the Conflicted Matter Committee, see “Corporate governance” in Part 15 (Directors, Senior Managers, Employees and Corporate Governance) of this Prospectus.

The Deutsche Telekom Relationship Agreement will contain lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Deutsche Telekom Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal.

The exceptions to the lock-up provisions in the Deutsche Telekom Relationship Agreement include, notably, (i) where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer, (ii) any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Deutsche Telekom Relationship Agreement and (iii) any sale of shares via any single off-market trade to a Financial Investor of no more than five per cent. of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than five per cent. at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Deutsche Telekom Relationship Agreement.

Pursuant to the Deutsche Telekom Relationship Agreement, Deutsche Telekom AG will undertake on behalf of itself and its group for a period of three years from the date of the Deutsche Telekom Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

a)

acquire or offer to acquire any interest in any shares or other securities of the Company as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12 per cent. of Ordinary Shares in issue at any time;

b)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of the Company;

c)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or

d)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of the Company.

The exceptions to the above standstill provisions include:

a)

where the Deutsche Telekom Group acquires an interest in any shares or other securities of the Company from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15 per cent. of the Ordinary Shares in issue;

b)

where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors;

c)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of the Company, whether such offer is recommended by the Directors or not; and

d)

where the Company makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by the Company.

Under the Deutsche Telekom Relationship Agreement, Deutsche Telekom AG will undertake, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of the Company) any Ordinary Shares in excess of 15 per cent. of the Ordinary Shares in issue (the “Excess Shares”), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30 per cent. or more of the voting rights of the Company and on all special resolutions of the Company. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in the Company.

Deutsche Telekom CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members, to a Financial Investor in accordance with the Deutsche Telekom Relationship Agreement, the Company has a right of first offer in relation to the relevant shares.

When exercised in conjunction with the Company’s right of first offer in relation to Ordinary Shares held by Orange SA and Orange (in accordance with the Orange CP Contract, discussed below), the maximum amount of Ordinary Shares the Company can acquire by exercise of its rights of first offer is approximately 14 per cent. of the Company’s share capital on an enlarged basis post-Acquisition.

The Company has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the Deutsche Telekom CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned.

The Deutsche Telekom CP Contract will terminate 18 months from completion of the Acquisition, after which the Deutsche Telekom Group will be free to dispose of its shareholding in the Company without further restriction.

Orange

Orange Standstill and Lock-up Agreement

Orange SA, Orange and BT will enter into the Orange Standstill and Lock-up Agreement upon completion of the Acquisition that will regulate the ability of the Orange Group to deal in shares and other securities of the Company. The Orange Standstill and Lock-up Agreement will terminate if (i) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the Main Market or (ii) the Orange Group ceases to be interested in more than three per cent. of the issued ordinary share capital of the Company.

The Standstill and Lock-up Agreement will contain lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Orange Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal.

The exceptions to the lock-up provisions in the Orange Standstill and Lock-up Agreement include, notably, (i) any Disposal to the Deutsche Telekom Group, (ii) where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer, (iii) any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Orange Standstill and Lock-up Agreement, (iv) any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Orange Standstill and Lock-up Agreement and (v) if the Orange Group owns two per cent. or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

Pursuant to the Orange Standstill and Lock-up Agreement, Orange SA will undertake on behalf of itself and its group for a period of three years from the date of the Orange Standstill and Lock-up Agreement, subject to certain exceptions, not to:

a)

acquire or offer to acquire any interest in any shares or other securities of the Company as a result of which the aggregate interest of the Orange Group and its concert parties increases above four per cent. of Ordinary Shares in issue at any time;

b)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of the Company;

c)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or

d)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of the Company.

The exceptions to the above standstill provisions include:

a)

where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors;

b)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of the Company, whether such offer is recommended by the Directors or not; and

c)

where the Company makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by the Company.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in the Company.

Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, to a Financial Investor in accordance with the Orange Standstill and Lock-Up Agreement, the Company has a right of first offer in relation to the relevant shares.

When exercised in conjunction with the Company’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom (in accordance with the Deutsche Telekom CP Contract), the maximum amount of Ordinary Shares the Company can acquire by exercise of its rights of first offer is approximately 14 per cent. of the Company’s share capital on an enlarged basis post-Acquisition.

The Orange CP Contract will terminate 12 months from completion of the Acquisition, after which the Orange Group will be free to dispose of its shareholding in the Company without further restriction.

12.	Working capital

In the opinion of the Company, taking into account the cash resources and bank facilities available to the Group, the Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of this Prospectus.

13.	No significant change

There has been no significant change in the financial or trading position of the Group since 30 September 2015, the date to which the last published interim consolidated accounts of the Company were prepared.

14.	Consents

PwC is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion in this Prospectus of its reports in Part 12 (Historical Financial Information of the EE Group), Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group) and Part 14 (Profit Forecast) in the form and context in which they are included and has authorised the contents of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

A written consent under the Prospectus Rules is different from a consent filed with the SEC under Section 7 of the Securities Act. As the Consideration Shares have not been and will not be registered under the Securities Act, PwC has not filed and will not be required to file a consent under Section 7 of the Securities Act.

15.	General

15.1

The total costs that are expected to be directly associated with the issuance of the Consideration Shares (exclusive of any VAT or other applicable taxes) payable by the Company (but, for the avoidance of doubt, exclusive of the consideration to be paid in respect of the Acquisition and any other costs in relation to the Acquisition) are estimated to be £3 million.

15.2

The financial information contained in this Prospectus does not amount to statutory accounts within the meaning of section 434(3) of the Act. Full audited accounts have been delivered to the Registrar of Companies for the Company for the period from 1 April 2012 to 31 March 2013, from 1 April 2013 to 31 March 2014 and from 1 April 2014 to 31 March 2015.

15.3

As a result of the Company issuing the Consideration Shares to the Sellers, existing Shareholders will experience a 16 per cent. dilution (that is, its, his or her proportionate interest in the Company will drop by 16 per cent.).

15.4	The Company is not receiving any cash proceeds for the Consideration Shares as they are being issued as partial consideration for the Acquisition.

16.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following the date of this Prospectus at the offices of Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS:

(a)	the Articles of Association of the Company;

(b)	the audited consolidated accounts of the Company in respect of the three financial years ended 31 March 2015, 2014 and 2013, together with the related audit reports from PwC;

(c)

the unaudited interim consolidated accounts of the Company in respect of the six months ended 30 September 2015 as compared to the six month period ended 30 September 2014, together with the related review report from PwC;

(d)

the audited consolidated historical financial information of EE in respect of the three financial years ended 31 December 2014, 2013 and 2012, together with the related accountant’s report from PwC included in Part 12 (Historical Financial Information of the EE Group);

(e)	the report from PwC on the pro forma financial information, which is set out in Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group);

(f)	the report from PwC on the profit forecast, which is set out in Part 14 (Profit Forecast);

(g)	each of the documents referenced in Part 17 (Documentation Incorporated by Reference);

(h)	the consent letter referred to in “Consents” in paragraph 14 above; and

(i)	this Prospectus.

Dated: 26 January 2016

PART 17

Documentation Incorporated by Reference

Incorporation by reference into this Prospectus

This Prospectus should be read and construed in conjunction with certain documents which have been previously published and filed with either the FCA and/or the SEC and which shall be deemed to be incorporated in, and form part of, this Prospectus. The list below enumerates the information which is incorporated by reference into this Prospectus in compliance with Rule 2.4 of the Prospectus Rules. Where only certain parts of the documents listed below are incorporated by reference, the parts not incorporated are either not required or are covered elsewhere in this Prospectus.

To the extent that any document or information incorporated by reference or attached to this Prospectus itself incorporates any information by reference, either expressly or impliedly, such information will not form part of this Prospectus for the purposes of the Prospectus Rules, except where such information or documents are stated within this Prospectus as specifically being incorporated by reference or where this Prospectus is specifically defined as including such information.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The enumerated sections of the below documents are incorporated by reference into this Prospectus:

Annual Report & Form 20-F 2015

available at http://www.btplc.com/Sharesandperformance/Annualreportandreview/pdf/2015_BT_Annual_Report.pdf

•	Pages 12-18

•	Operating Committee on pages 26-27

•	Our people on pages 30-32

•	Our networks and physical assets — Properties on page 33-34

•	Research and Development on page 34

•	Our relationship with HM Government on page 38

•	Regulation on pages 38-39

•	Our lines of business on pages 53-76

•	Group performance on pages 77-92

•	How we govern the group on page 95

•	Corporate governance statement (inclusive of the internal cross references therein) on page 93

•	Board of Directors on pages 96-97

•	The Board on pages 98-100

•	Reports of the Board committees on pages 101-110

•	Reports of the Board committees — Report on Directors’ Remuneration on pages 111-123

•	Pages 124-131 (excluding information under the heading “General information”)

•	Directors’ information — Interest of management in certain transactions on page 131

•	General information — Off-balance sheet arrangements on page 133

•	Financial statements on pages 137-200, including the independent auditors’ report on pages 138-142 and the report of independent registered public accounting firm on page 143

•	Subsidiary undertakings on page 199

•	Alternative performance measures on pages 202-204

•	Selected financial data on pages 205-206

•	Financial and operational statistics — Financial statistics on page 207

•	Financial and operational statistics — Operational statistics on page 208

•	Additional Information — Dividends on page 212

•	Additional Information — Information for Shareholders — Articles of Association (Articles) on pages 215-217

•	Additional Information — Information for Shareholders — Material Contracts on pages 217-221

Annual Report & Form 20-F 2014

available at http://www.btplc.com/Sharesandperformance/Annualreportandreview/pdf/2014_BT_Annual_Report_smart.pdf

•	Our assets and resources — Innovation on page 28

•	Our lines of business on pages 33-56

•	Group performance on pages 57-74

•	Directors’ information — Interest of management in certain transactions on page 112

•	General information — Off-balance sheet arrangements on page 114

•	Financial statements on pages 117-181, including the independent auditors’ report on pages 118-120 and the report of independent registered public accounting firm on page 121

•	Alternative performance measures on pages 184-186

•	Selected financial data on pages 187-188

•	Financial and operational statistics — Financial statistics on page 189

Annual Report & Form 20-F 2013

available at

http://www.btplc.com/Sharesandperformance/Annualreportandreview/pdf/2013_BT_Annual_Report_smart.pdf

•	Our assets and resources — Innovation on pages 21-22

•	Group Performance — Capital Expenditure on page 50

•	Financial statements on pages 99-167, including the independent auditors’ report on page 100 and the report of independent registered public accounting firm on page 101

•	Financial statistics on page 175

Circular

available at https://www.btplc.com/Sharesandperformance/AGMs/Generalmeeting2015/Circular.pdf

•	Section 2 (on pages 4-5), sections 4 through 9 (on pages 5-9), inclusive, and section 13 (on page 10) in Part I (Letter from the Chairman of BT Group plc)

•	Part III (Information on EE) on pages 19-23

•	Part IV (Summary of the Principal Terms of the Acquisition) on pages 24-32

Results for the Half Year Ended 30 September 2015

available at http://www.rns-pdf.londonstockexchange.com/rns/7875D_-2015-10-28.pdf

•	Group results for the second quarter to 30 September 2015 on pages 4-6

•	Group results for the half year to 30 September 2015 on page 7

•	Operating Review on pages 8-12

•	Financial Statements on pages 13-28, including the independent review report from PwC on pages 27-28

PART 18

Definitions and Glossary

The following definitions apply throughout this Prospectus unless the context requires otherwise:

“2010 PD Amending Directive”	Directive (2010/73/EU)

“Acquisition”	the proposed acquisition by BT of EE

“Act”	the Companies Act 2006, as amended

“Adjusted EBITDA”	the Group’s profit before depreciation, amortisation, net finance expense, taxation and specific items

“Admission”	the admission of the Consideration Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities

“Annual Report & Form 20-F 2013”	the annual report and Form 20-F published by BT on 23 May 2013

“Annual Report & Form 20-F 2014”	the annual report and Form 20-F published by BT on 22 May 2014

“Annual Report & Form 20-F 2015”	the annual report and Form 20-F published by BT on 21 May 2015

“Articles”	the Articles of Association of the Company

“BT” or “BT Group”	BT Group plc

“BT TSO”	BT Technology, Services & Operations, one of BT’s lines of business

“Board”	the board of directors of the Company

“BTPS”	the BT Pension Scheme, the Group’s main defined benefit pension scheme

“Cash Consideration”	the cash paid by BT to each of Deutsche Telekom and Orange as part of the consideration in the Acquisition

“Circular”	the circular to shareholders and notice of general meeting published by BT and dated 1 April 2015

“CMA”	the UK Competition and Markets Authority

“Code”	the City Code on Takeovers and Mergers

“Company”	BT Group plc

“Conflicted Matters”

any matters in respect of which the CMC considers that the Company and Deutsche Telekom AG or their respective affiliates are competitors or where there is an actual or potential conflict of interest between the Company and Deutsche Telekom AG or their respective affiliates

“Conflicted Matters Committee” or “CMC”

a committee, established pursuant to the Deutsche Telekom Relationship Agreement, that will be responsible for assessing whether and to what extent the Board meetings and Board papers are likely to consider or refer to Conflicted Matters

“Consideration Shares”	the new Ordinary Shares to be issued by the Company to the Sellers pursuant to the Share Purchase Agreement

“CP”	communication provider

“CREST”	the UK-based system for the paperless settlement of trades in listed securities, of which Euroclear UK and Ireland Limited is the operator

“Deutsche Telekom”	T-Mobile Holdings Limited

“Deutsche Telekom CP Contract”

the agreement to be entered into upon completion of the Acquisition, between Deutsche Telekom AG, Deutsche Telekom and BT pursuant to which BT will have a right of first offer prior to certain Disposals by Deutsche Telekom AG, Deutsche Telekom or any of their group members

“Deutsche Telekom Group”	Deutsche Telekom AG and its subsidiaries and subsidiary undertakings from time to time

“Deutsche Telekom Relationship Agreement”	the agreement, to be entered into upon completion of the Acquisition, between Deutsche Telekom AG, Deutsche Telekom and BT governing the terms of Deutsche Telekom’s holding of the Consideration Shares

“Directors”	the Executive Directors and the Non-Executive Directors

“Disposal”

any offer, sale, contract to sell, grant or sale of options over, purchase of any option or contract to sell, transfer, charge, pledge, grant of any right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any Consideration Shares or any securities convertible into or exercisable or exchangeable for Consideration Shares or the entry into of any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Consideration Shares, whether any such transaction is to be settled by delivery of Consideration Shares or such other securities, in cash or otherwise or any other disposal or agreement to dispose of any Consideration Shares or any announcement or other publication of the intention to do any of the foregoing and “Dispose” shall be construed accordingly

“EE”	EE Limited

“EE Adjusted EBITDA”

the EE Group’s net profit (loss) before interest, tax, depreciation and amortisation and share of profits (losses) of associates and joint ventures, and before management and brand fees payable to its shareholders and restructuring and exceptional expenses

“EE Group”	EE Limited and its subsidiaries and subsidiary undertakings from time to time

“EEA” or “European Economic Area”	the European Union, Iceland, Liechtenstein and Norway

“EEPS”	the EE Pension Scheme

“Enlarged Group”	the Company and its subsidiaries and subsidiary undertakings, including the EE Group, after the Acquisition and from time to time thereafter

“Equity Consideration”	the issuance of Consideration Shares by BT to each of Deutsche Telekom and Orange as part of the consideration in the Acquisition

“EU”	the European Union

“Excess Shares”

any Ordinary Shares, in excess of 15 per cent. of the Ordinary Shares in issue, acquired (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of the Company) by the Deutsche Telekom Group in the period of two years from the expiry of the Initial Standstill Period

“Executive Directors”	the executive directors of the Company

“FCA”	the Financial Conduct Authority

“FCPA”	the US Foreign Corrupt Practices Act

“Financial Investor”

means a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

“FSMA”	the Financial Services and Markets Act 2000, as amended

“Group”	the Company and its subsidiaries and subsidiary undertakings from time to time

“HMRC”	HM Revenue and Customs

“ICO”	the UK Information Commissioner’s Office

“IFRS”	International Financial Reporting Standards, as adopted by the European Union

“Initial Standstill Period”	a period of three years from the date of the Deutsche Telekom Relationship Agreement

“J.P. Morgan Cazenove”	J.P. Morgan Limited (which conducts its UK investment banking businesses as “J.P. Morgan Cazenove”)

“Latest Practicable Date”	21 January 2016

“Listing Rules”	the listing rules of the FCA made under section 74(4) of the FSMA

“London Stock Exchange”	London Stock Exchange plc

“Main Market”	the London Stock Exchange’s main market for listed securities

“Non-Executive Directors”	the non-executive directors of the Company

“Official List”	the Official List of the FCA

“Orange”	Orange Telecommunications Group Limited

“Orange CP Contract”

the agreement to be entered into upon completion of the Acquisition, between Orange SA, Orange and BT pursuant to which BT will have a right of first offer prior to certain Disposals by Orange SA, Orange or any of their group members

“Orange Group”	Orange SA and its subsidiaries and subsidiary undertakings from time to time

“Orange Standstill and Lock-up Agreement”

the agreement, to be entered into upon completion of the Acquisition, between Orange SA, Orange and BT, pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of such agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal

“Ordinary Shares”	the ordinary shares of nominal value 5 pence each in the capital of the Company, including, if the context requires, the Consideration Shares

“PCAOB”	the Public Company Accounting Oversight Board (United States)

“Profit Forecast”	the profit forecast relating to the period ending 31 March 2016 and discussed in Part 14 (Profit Forecast)

“Proposed Director”	the Non-Executive Director appointed by Deutsche Telekom AG pursuant to the Deutsche Telekom Relationship Agreement

“Prospectus”	this document as approved by the FCA as a prospectus prepared in accordance with the Prospectus Rules made under section 73A of the FSMA

“Prospectus Directive”	Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive and any relevant implementing measure in each Relevant Member State.

“Prospectus Rules”	the prospectus rules of the FCA

“PwC”	PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH, chartered accountants regulated by the Institute of Chartered Accountants in England and Wales

“qualified institutional buyers” or “QIBs”	has the meaning given by Rule 144A

“Qualified Investors”	persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive

“Regulation S”	Regulation S under the US Securities Act

“Relevant Member State”	each member state of the European Economic Area which has implemented the Prospectus Directive

“Restricted Jurisdiction”	each of Australia, Canada, Japan, New Zealand, the Republic of South Africa and the United States

“Results for the Half Year Ended 30 September 2015”	BT’s announcement of results for the second quarter and half year to 30 September 2015

“Sellers”	Deutsche Telekom and Orange, as well as Deutsche Telekom AG and Orange SA when the context requires

“Senior Managers”	those individuals identified as such in Part 15 (Directors, Senior Managers, Employees and Corporate Governance)

“Share Purchase Agreement”

the agreement entered into on 5 February 2015, as amended, between Deutsche Telekom, Deutsche Telekom AG (as guarantor of Deutsche Telekom), Orange, Orange SA (as guarantor of Orange) and BT setting out the terms and conditions governing the proposed acquisition by BT of the entire issued share capital of EE

“Shareholders”	the holders of Ordinary Shares in the capital of the Company

“Sponsor”	J.P. Morgan Cazenove

“UK”	the United Kingdom of Great Britain and Northern Ireland

“Unaudited Pro Forma Financial Information”

the unaudited pro forma income statement, pro forma statement of net assets and the related notes set out in Section A and Section B of Part 13 (Unaudited Pro Forma Financial Information of the Enlarged Group) of this Prospectus

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia

“US GAAP”	accounting principles generally accepted in the United States

“US GAAS”	auditing standards generally accepted in the United States

“US Securities Act”	United States Securities Act of 1933, as amended

“VoIP”	Voice over Internet Protocol

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Annual Report and Form 20-F 2015 (incorporated herein by reference to the Annual and transition report of foreign private issuers on Form 20-F filed by BT Group plc on 21 May 2015).

99.2	Annual Report and Form 20-F 2014 (incorporated herein by reference to the Annual and transition report of foreign private issuers on Form 20-F filed by BT Group plc on 22 May 2014).

99.3	Annual Report and Form 20-F 2013 (incorporated herein by reference to the Annual and transition report of foreign private issuers on Form 20-F filed by BT Group plc on 23 May 2013).

99.4	Circular (incorporated herein by reference to the Circular to Shareholders and Notice of General Meeting included in the Report of foreign issuer on Form 6-K filed by BT Group plc on 1 April 2015).

99.5	Results for the Half Year Ended 30 September 2015 (incorporated by reference to the Half Yearly Report included in the Report of foreign issuer on Form 6-K filed by BT Group plc on 29 October 2015).